Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and among

TREE.COM, INC.,

HOME LOAN CENTER, INC.,

LENDINGTREE, LLC,

HLC ESCROW, INC.

and

DISCOVER BANK

Dated May 12, 2011

i

6.11	Seller Pipeline Loans	27
6.12	Acquired Assets	28
6.13	Contracts	28
6.14	Employees	30
6.15	Intellectual Property	32
6.16	Tax	34
6.17	Transactions With Affiliates	35
6.18	Employee Benefit Plans; ERISA	36
6.19	Real Property	37
6.20	Vote Required	37
6.21	Solvency	38
6.22	Disclosure	38

ARTICLE 7.	PRE-CLOSING COVENANTS	38

7.1	Conduct of Business by Seller Parties	38
7.2	Access to Information	41
7.3	Efforts to Close	42
7.4	Bulk Transfer Compliance	43
7.5	Proxy Statement	43
7.6	Stockholders’ Meeting	45
7.7	No Solicitation of Acquisition Proposal	45
7.8	Notice of Events	50
7.9	Directors and Officers	51
7.10	Escrow and Transition Services Agreements	51
7.11	Owned Software	51
7.12	Excludable Contracts	51
7.13	Compliance Certificates	51

ARTICLE 8.	ADDITIONAL COVENANTS	52

8.1	Further Assurances	52
8.2	Confidentiality	52
8.4	Non-Competition; Non-Solicitation	53
8.4	Taxes	55
8.5	Employees; Employee Benefit Plans	56
8.6	Seller Parties’ Operations After Closing	60
8.7	New Mortgage Loan Applications; Seller Pipeline Loans	61
8.8	Nonassignable Assets	62

ARTICLE 9.	CLOSING CONDITIONS	62

9.1	Conditions Precedent to Obligations of Buyer	62
9.2	Conditions Precedent to Obligations of Seller Parties	64

ARTICLE 10.	TERMINATION	65

10.1	Termination of Agreement	65

10.2	Effect of Termination	68
10.3	Termination Fee	68
10.4	Liquidated Damages	68

ARTICLE 11.	INDEMNIFICATION	69

11.1	Survival	69
11.2	Indemnification by Seller Parties	70
11.3	Indemnification by Buyer	71
11.4	Third Party Claims	71
11.5	Other Claims	73
11.6	Limitations	73
11.7	Mitigation	73
11.8	Subrogation	73
11.9	Set-off and Withholding	74
11.10	Materiality	74

ARTICLE 12.	MISCELLANEOUS	75

12.1	Entire Agreement	75
12.2	Notices	75
12.3	Modifications; Waiver	77
12.4	Expenses	77
12.5	Access to Records and Employees after Closing	77
12.6	Public Announcements	78
12.7	Assignments, Successors and No Third Party Rights	78
12.8	Severability	79
12.9	Governing Law; Arbitration	79
12.10	Attorneys’ Fees	80
12.11	Time of Essence	80
12.12	Execution of Agreement	80
12.13	Interpretation	80
12.14	Remedies	82

EXHIBIT LIST

Exhibit A — Assignment and Assumption Agreement

Exhibit B — Bill of Sale

Exhibit C — Escrow Agreement Terms

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of May 12, 2011, is entered into by and among Home Loan Center, Inc., a California corporation (“HLC Inc.”), HLC Escrow, Inc., a California corporation (“HLC Escrow”, and together with HLC Inc., “Sellers”, and each a “Seller”), LendingTree, LLC, a Delaware limited liability company (“LendingTree”), and Tree.com, Inc., a Delaware corporation (“Parent”, and together with Sellers and LendingTree, “Seller Parties”, and each a “Seller Party”), and Discover Bank, a Delaware banking corporation (“Buyer”).  Seller Parties and Buyer are sometimes referred to herein together as the “Parties”, and each as a “Party.”

RECITALS

A.            Parent owns or controls, directly or indirectly, each of HLC Inc., LendingTree and HLC Escrow.

B.            Parent and its Affiliates (as defined below) are engaged in the business of (i) originating, refinancing, processing, underwriting, funding and closing residential mortgage loans and (ii) providing title, escrow, settlement and related services (the businesses described in clauses (i) and (ii), collectively, the “Business”).  For the avoidance of doubt, the Business does not include the Excluded Business (as defined below).

C.            Seller Parties desire to sell to Buyer, and Buyer desires to purchase from the Seller Parties, the Acquired Assets (as defined below), all on the terms and subject to the conditions set forth herein.

D.            Concurrently with the entry into this Agreement, Parent and Buyer have entered into, and delivered to the other party their respective executed counterpart signature pages to, the Marketing Consulting Services Agreement (as defined herein).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants contained herein, the Parties agree as follows:

ARTICLE 1.          DEFINITIONS.

1.1           Definitions.

“Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, investigation, arbitration, mediation, hearing or similar event, occurrence, or proceeding.

“Affiliate” means, with respect to any specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person.  For purposes of this definition, “control” means, with respect to any specified Person, the power to direct or cause the direction of the management and policies of such specified Person, whether through the ownership of voting securities, by Contract or otherwise.  The terms “controlled by” and “under common control with” shall have correlative meanings.

“Affiliated Group” means any affiliated group within the meaning of Section 1504 of the Code without regard to the limitations contained in Section 1504(b) of the Code and any similar group defined under a similar provision of state, local or foreign Law.

“Agency” means any Governmental Authority which regulates or supervises (i) the Business, (ii) the Acquired Assets, (iii) any of the activities of Parent or LendingTree with respect to the Business or the Acquired Assets or (iv) HLC Inc., HLC Escrow or any of the Subsidiaries.

“Agreement” means this Asset Purchase Agreement, together with all Exhibits and Schedules (including the Disclosure Schedule) attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance herewith.

“Applicable Requirements” means all contractual obligations of, and all requirements of Law and Orders of any Agency or Governmental Authority applicable to, (i) Parent and LendingTree with respect to the Business or the Acquired Assets or (ii) HLC Inc., HLC Escrow or any of the Subsidiaries.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement in the form of Exhibit A.

“Benefit Plan” means each plan, program, policy, payroll practice or Contract providing for compensation, bonus, incentive, retention, tax gross up, deferred compensation, severance, termination pay, change of control payments or benefits, performance awards, stock or stock related awards, equity compensation, fringe benefits, pension or retirement benefits, welfare benefits, or other employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Bill of Sale” means the Bill of Sale in the form of Exhibit B.

“Bona Fide Proposal” means a binding written proposal from a Tier 1 Investor or Tier 2 Investor, in a form in which such Tier 1 Investor or Tier 2 Investor has indicated it is prepared to execute, to purchase mortgage loans funded by the Business after the Closing that (a) contains terms and conditions that are customary for a bank that is similarly-situated to Buyer (assuming Buyer had a mortgage origination business) and (b) does not contain terms that expressly subject Buyer to liability as a result of transactions or liabilities between HLC Inc. and such investor.

“Business Day” means any day other than any Saturday, Sunday or other day on which banks in California or Delaware are required or authorized by law or regulation to close.

“Business Employees” means those employees of Seller Parties or any of their Affiliates that render services as part of their primary job responsibilities for the Business, including the Key Persons.

“Buyer Disclosure Schedule” means that certain document identified as the Buyer Disclosure Schedule delivered by Buyer to Sellers in connection with the execution of this Agreement.  Each Section in the Buyer Disclosure Schedule shall be deemed to qualify the corresponding Section of this Agreement and any other Section of this Agreement to which the application of such disclosure is readily apparent on the face of such disclosure without further inquiry.

“Code” means the Internal Revenue Code of 1986.

“Collateral” means any family residence that is encumbered by a Mortgage, including all buildings and fixtures thereon and all accessions thereto, including installations of mechanical, electrical, plumbing, heating and air conditioning systems located in or affixed to such buildings, and all alterations, additions and replacements.

“Confidential Information” means (i) trade secrets, (ii) ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, in each case, that are non-public and derive value, monetary or otherwise, from being maintained in confidence, and (iii) all non-public personal information of loan applicants.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure and Confidentiality Agreement, dated as of July 22, 2010, by and between Discover Financial Services and Parent.

“Contract” means any contract, agreement, lease, license, arrangement, bilateral understanding, commitment, obligation or instrument, whether written or oral.

“Copyrights” means copyrights, whether registered or unregistered, in published works and unpublished works, and pending applications to register the same.

“Custodial Account” means all funds held or directly controlled by any Seller Party or any Subsidiary with respect to any Mortgage Loan, including all principal and interest funds and any other funds due, buydown funds, suspense funds, funds for the payment of Taxes, assessments, insurance premiums, ground rents and similar charges, funds for the payment of bankruptcy and fraud coverage, funds from hazard insurance loss drafts and other mortgage escrow and impound amounts (including interest thereon for the benefit of mortgagors, if applicable); provided, however, that the term “Custodial Account” shall not include any servicing-related funds held or directly controlled by any Seller Party or any Subsidiary with respect to any Mortgage Loan.

“Disclosure Schedule” means that certain document identified as the Disclosure Schedule delivered by Sellers to Buyer in connection with the execution of this Agreement.  Each Schedule in the Disclosure Schedule shall be deemed to qualify the corresponding Section of this Agreement and any other Section of this Agreement to which the application of such disclosure is readily apparent on the face of such disclosure without further inquiry.

“Discover Financial Services” means Discover Financial Services, a Delaware corporation.

“Encumbrance” means any security interest, deed of trust, mortgage, pledge, lien, charge, claim, other similar interest, Order, easement, community property interest, equitable interest, right of first refusal, or any other restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Enforceable” means, with respect to a Contract entered into by a Person, that such Contract is the legal, valid, and binding obligation of such Person, enforceable against such Person in accordance with such Contract’s terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means The Bank of New York Mellon, in its capacity as escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” means an Escrow Agreement, in form and substance satisfactory to Buyer and Seller Parties, providing for the terms set forth on Exhibit C.

“Escrow Amount” means the amount initially deposited on the Closing Date into escrow with the Escrow Agent pursuant to the Escrow Agreement.

“Excludable Contract” means each Contract set forth on Schedule 1.1(a) attached hereto.

“Excluded Business” means the real estate brokerage business or lending network exchange businesses of Parent and LendingTree as presently conducted, as described in Parent’s most recently filed Form 10-K or 10-Q filed prior to the date hereof.

“Facilities” means the real property that is leased under the Assumed Office Leases.

“FDIC” means the Federal Deposit Insurance Corporation.

“FDIC Approval” means the approval of the application to the FDIC by Buyer to acquire the Business or the written notice or written confirmation from the FDIC to Buyer that no application to the FDIC is required by Buyer to acquire all or any portion of the Business.

“FHA” means the United States Federal Housing Administration.

“FRMN” means First Residential Mortgage Network, Inc., a Kentucky corporation dba SurePoint Lending.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any foreign, domestic, federal, territorial, state, municipal or local governmental authority, quasi-governmental authority, instrumentality, court, government, or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“HLC Settlement” means HLC Settlement Services, Inc., a California corporation.

“HUD” means the United States Department of Housing and Urban Development.

“Indebtedness” of any Person means (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services other than trade accounts arising in the ordinary course of business, (iii) all reimbursement obligations with respect to surety bonds, letters of credit (to the extent not collateralized with cash or cash equivalents), bankers’ acceptances and similar instruments (in each case, whether or not matured), (iv) all obligations evidenced by notes, including promissory notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by such Person and (vi) all indebtedness referred to in clauses (i) through (v) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (a) Patents, (b) Marks, (c) Copyrights, (d) mask works and registrations or applications for registration thereof, (e) Software, (f) Internet web sites, domain names, email addresses and telephone numbers, (g) licenses or franchises from nongovernmental third Persons, (h) Confidential Information, (i) the goodwill of the business associated with or embodied by any of the foregoing, (j) other similar proprietary rights and (k) copies and tangible embodiments of any of the foregoing.

“Interim Period” means the period commencing on the date of this Agreement and continuing through and including the Closing Date.

“Investor” means any public or private investor who owns or holds beneficial title to any of the Mortgage Loans or otherwise to whose guidelines any Seller has locked any Seller Pipeline Loan.

“Investor Agreement” means any agreement between any Seller or any of its Affiliates and any Third Party (a) for the purchase of any residential mortgage loans originated by any Seller or any Subsidiary or any servicing rights with respect thereto or (b) for the purchase of hedging arrangements.

“Investor Commitment” means the optional or mandatory commitment of any Seller or any Subsidiary to sell to any Person, and a Person to purchase from any Seller or any Subsidiary, a Mortgage Loan or an interest in a Mortgage Loan owned or to be acquired by any Seller or any

Subsidiary, or a Seller Pipeline Loan, but specifically excluding obligations of any Seller or any Subsidiary to repurchase any Mortgage Loan.

“IRS” means the United States Internal Revenue Service.

“Key Person” means each person listed in Schedule 1.1(b).

“Knowledge of Seller Parties” and similar phrases means the knowledge of Kenneth Block, Claudette Hampton, Christopher Hayek, Dave Norris, Rian Furey, Tamara Kotronis, Tonya Scherer and Douglas Lebda after due inquiry with respect to the underlying subject matter being represented.

“Law” means any applicable federal, state, local, municipal, foreign, international, multinational, or other constitution, law, principle of common law, rule, requirement, Order, ordinance, regulation, statute or treaty, including those relating to consumer credit and mortgage lending or brokering.

“Liability” means any debt, liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“License” means any permit, license, certificate, approval, consent, franchise, registration, filing, accreditation, or other similar authorization required by any Law or Governmental Authority.

“Loan Documents” means each Contract evidencing or governing, or executed and delivered by a residential home buyer in connection with, any Seller Pipeline Loan.

“Loan Files” means, with respect to any Seller Pipeline Loan, any Loan Documents, any books, records, written notes or memoranda, financial statements, credit evaluations and other written documentation maintained by or on behalf of any Seller or any Subsidiary with respect to such Seller Pipeline Loan.

“Losses” means all losses, costs (including costs of investigation and reasonable fees and expenses of attorneys, accountants, consultants and other professionals), Taxes, claims, Liabilities, damages, lawsuits, amounts paid in settlement, judgments, fines, penalties, deficiencies, demands and expenses, but excluding any punitive or exemplary damages or losses, except to the extent paid to a Third Party.

“Marketing Consulting Services Agreement” means the Master Services Agreement by and between Parent and Buyer dated May 12, 2011.

“Marks” means registered or unregistered trademarks, service marks, trade dress, logos, trade names, brand names, corporate names and registrations or applications of the foregoing.

“Material Adverse Change” or “Material Adverse Effect” means any change, event, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse change or effect on the business, condition (financial or otherwise), assets, Liabilities, results of operations of the Business or Acquired Assets, taken as a whole; provided, however, that none of the following shall be deemed to constitute or shall be taken into account in determining whether there has been a Material Adverse Change or Effect:  any event, circumstance, change or effect arising out of or attributable to (i) general changes in the United States economy, financial markets or any market as to which the pricing of residential asset backed securities is tied or linked, including changes in prevailing interest rates and market conditions, residential mortgage rates or the securities markets, including any disruption thereof and any decline in the price of any security or any market index; (ii) changes that are the result of acts of war or terrorism; (iii) changes or proposed changes in, or in the application of, GAAP or Laws; (iv) changes to the industry or markets in which the Business operates that are not unique to the Business (including changes in the United States housing market); (v) general regulatory or political changes; or (vi) a flood, hurricane, earthquake or other natural disaster, but only to the extent any such circumstance, change or effect arising out of or attributable to the matters set forth in clauses (i), (ii), (iii), (iv), (v) or (vi) does not disproportionately affect Sellers, the Subsidiaries, the Acquired Assets or the Business in comparison to other Persons engaged in mortgage lending.

“Mortgage” means any mortgage, deed of trust, security deed or other instrument creating an Encumbrance on real property with respect to a Mortgage Loan.

“Mortgage Loans” means all residential mortgage loans owned or originated and closed by any Seller or any Subsidiary prior to the Closing Date.

“Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Authority, arbitrator or mediator.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Parent Stockholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding shares of common stock, $0.01 par value, of Parent entitled to vote at the Stockholders’ Meeting approving this Agreement and the transactions contemplated hereby.

“Patents” means United States and non-United States patents, patent applications (including provisional applications), patent disclosures, continuations, continuations-in-part, divisions, reissues, reexaminations, utility models, industrial designs, certificates of invention, inventions (whether or not patentable or reduced to practice), improvements to the foregoing and applications and registrations of the foregoing.

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due or which can be paid currently with no penalty; (b) mechanics’ or materialmen’s liens statutorily imposed or other like Encumbrances; (c) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with Third Parties; (d) limitations on the rights of any Seller under any Assumed Contract that are expressly set forth in such Assumed Contract; (e) zoning, building codes and other land use Laws regulating the use or occupancy of the Assumed Office Leases or the activities conducted thereon that are imposed by any Governmental Authority; (f) Encumbrances securing indebtedness repaid and released in connection with the Closing; (g) to the extent disclosed on the Disclosure Schedule, licenses of Company Intellectual Property; (h) transfer restrictions on securities under Law; and (i) Encumbrances which, individually or in the aggregate, do not detract (other than in a de minimis manner) from the value, or interfere with (other than in a de minimis manner) the present use, of any Acquired Asset.

“Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization or Governmental Authority.

“Prepaid Amounts” means all of the pre-paid fees and expenses and/or deposits as of the Closing Date relating to the Assumed Contracts, Assumed Office Leases or other Acquired Assets (other than the assets described in Section 2.1(a)), excluding any amounts paid or payable to Seller Parties or any of their Affiliates.

“Representative” means, with respect to any Person, any officer, director, manager, principal, attorney, accountant, investment banker, agent, employee or other representative of such Person.

“Restricted Period” means the period commencing upon the Closing and ending on the third anniversary thereof.

“RETS” means Real Estate Title Services, LLC, a Kentucky limited liability company.

“SEC” means the United States Securities and Exchange Commission.

“Seller Pipeline Loan” means a pending Mortgage Loan submission to be secured by a Mortgage on a 1-4 family residence made by a residential home buyer or homeowner prior to Closing (and all associated rights), which Mortgage Loan submission has not been (a) funded prior to the Closing or (b) canceled or withdrawn by the applicant prior to the Closing.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing.

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of Liabilities of such Person, (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its Liabilities as they become absolute and matured, (c) such Person is able to realize upon its assets and pay its Liabilities as they mature, (d) such Person does not intend to, and does not believe that it will, incur Liabilities beyond such Person’s ability to pay as such Liabilities mature, and (e) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person’s property would constitute unreasonably small capital.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” means either of HLC Settlement or RETS.

“SurePoint Purchase Agreement” means the Asset Purchase Agreement, dated as of November 15, 2010, among HLC Inc., FRMN, Saul Pohn, Jordan Pohn, The Saul L. Pohn Family Trust and The Jordan S. Pohn Family Trust.

“Tax” means:  (i) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, ad valorem, capital stock, franchise, profits, withholding, social security, unemployment, disability, real or personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an Affiliated Group or a consolidated, combined or unitary group, as a result of any obligation under any Tax sharing arrangement or Tax indemnity agreement, or as a result of being a successor or transferee.

“Tax Group” means any Affiliated Group that, at any time on or before the Closing Date, includes or has included any Seller Party or any Subsidiary or any predecessor of or successor to any Seller Party or any Subsidiary (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with any Seller Party or any Subsidiary or any predecessor of or successor to any Seller Party or any Subsidiary (or another such predecessor or successor).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with any Governmental Authority, including any Schedule or attachment thereto, and including any amendment thereof.

“Third Party” means a Person that is not (a) a Party to this Agreement or (b) an Affiliate of a Party to this Agreement.

“Third Party Claim” means any claim against any Indemnified Person by a Third Party, whether or not involving an Action.

“Tier 1 Investor” means any of the four financial institutions set forth on Schedule 1.1(c) under the caption “Tier 1 Investors”.

“Tier 2 Investor” means any of the four financial institutions set forth on Schedule 1.1(d) under the caption “Tier 2 Investors”.

“Transactions” means the execution, delivery, and performance of the documents, instruments, and agreements to be executed, delivered, and performed in connection with each Transaction Document.

“Transaction Documents” mean, as to any Party, this Agreement, the Marketing Consulting Services Agreement and all agreements and instruments to be delivered by such Party pursuant to Section 4.2 of this Agreement.

“VA” means United States Department of Veterans’ Affairs.

“Warehousing Agreement” means any agreement between any Seller or any of its Affiliates and any Third Party for a warehouse line of credit to be used, in whole or in part, to obtain funding for the origination of residential mortgage loans by any Seller or any Subsidiary, provided that, for purposes of Section 10.1(g), “Warehousing Agreement” means only a warehouse line of credit that is a committed facility.

“WARN Act” means, collectively, the Worker Adjustment and Retraining Notification Act and any and all comparable state, local and other Laws.

1.2           Index of Defined Terms.  Solely for convenience purposes, the following is a list of certain terms that are defined in this Agreement and the Section numbers where such definitions are contained:

AAA	12.9
AAA Rules	12.9
Acquired Assets	2.1
Acquired Subsidiary Employees	8.5(b)
Assumed Contracts	2.1(b)
Assumed Liabilities	2.3
Assumed Office Leases	2.1(c)
Balance Sheet	6.4(b)
Balance Sheet Date	6.4(b)
Basket Amount	11.2(b)(i)
Business	Recitals B
Business Event	3.1
Buyer	Preamble
Buyer Indemnified Persons	11.2(a)
Buyer Closing Condition Failure	10.4
Buyer’s Plans	8.5(i)
Closing	4.1
Closing Date	4.1
Closing Payment	3.1(a)
Company Intellectual Property	6.15(a)
Competing Business	8.3(a)
ERISA Affiliate	6.18(a))
Excluded Assets	2.2
Excluded Liabilities	2.4
FCRA	8.7(b)
Final Stub Period	3.1
Financial Statements	6.4(a)

First Measurement Period	3.1
General Cap Amount	11.2(b)(ii)
Hired Employees	8.5(b)
HLC Escrow	Preamble
HLC Inc.	Preamble
Indemnified Person	11.4(a)
Indemnifying Person	11.4(a)
Lead Sale Agreement	4.2(a)(x)
LendingTree	Preamble
Material Contracts	6.13(a)
Measurement Period Revenue	3.1
Nonassignable Assets	8.8
Owned Software	6.15(g)
Parent	Preamble
Part(ies)	Preamble
Permitted Section 8.3 Acquirer	8.3(a)
Permitted Section 8.3 Transaction	8.3(a)
Property Taxes	8.4(b)
Proxy Statement	7.5(a)
Purchase Price	3.1
Reference Month	7.13
RETS 401(k) Plan	8.5(h)
Section 338(h)(10) Election	8.4(e)
Seller Benefit Plan	6.18(a)
Seller Indemnified Persons	11.3(a)
Seller Part(ies)	Preamble
Seller(s)	Preamble
Specified Representations	11.1(a)
Stockholders’ Meeting	7.5(a)
Subsequent Measuring Period	3.1
Survival Period	11.1(a)
Transition Services Agreement	7.10(b)
Wind Down	8.6(b)

ARTICLE 2.          PURCHASE AND SALE OF ASSETS.

2.1           Purchase and Sale of Assets.  On and subject to the terms and conditions of this Agreement, on the Closing Date, (x) Buyer agrees to purchase from Sellers, and Sellers agree to sell, transfer, convey, and deliver to Buyer, all right, title and interest in and to all of the assets and properties of Sellers, wherever located, personal or mixed, tangible or intangible, used in, necessary for or relating to the operation of the Business, and (y) Buyer agrees to purchase from Parent and LendingTree, and Parent and LendingTree agree to sell, transfer, convey and deliver to Buyer, all right, title and interest in and to all of the assets of Parent and LendingTree described in Section 2.1(m) and listed in subsection (n) of Schedule 2.1, in each case free and clear of all Encumbrances (other than Permitted Encumbrances) (such assets as described in clauses (x) and (y) above and set forth in paragraphs (a) through (n) below, collectively, the “Acquired Assets”), including:

(a)           All Seller Pipeline Loans existing as of the Closing, including those Seller Pipeline Loans listed in subsection (a) of Schedule 2.1, and all interests in and rights and claims arising from or related thereto, including any amounts deposited by or on behalf of borrowers in respect of such Seller Pipeline Loans and any hedging instruments related to Seller Pipeline Loans that bear interest rate guarantees;

(b)           All Contracts listed in subsection (b) of Schedule 2.1 (the “Assumed Contracts”);

(c)           All real property leases listed in subsection (c) of Schedule 2.1 (the “Assumed Office Leases”);

(d)           All tangible personal property of Sellers, including the tangible personal property listed in subsection (d) of Schedule 2.1 and all computers, servers and other information technology equipment of Sellers, whether or not located at the Facilities, other than any furniture that is not located at the Facilities;

(e)           All Company Intellectual Property, all Confidential Information of the Business and the Acquired Assets and all goodwill associated therewith, including the Internet web sites and domain names listed in subsection (e)(i) of Schedule 2.1 and the telephone numbers listed in subsection (e)(ii) of Schedule 2.1;

(f)            All Prepaid Amounts;

(g)           Except to the extent about the Transactions and subject to the attorney-client privilege:  all Books, data, files and records relating to the operation of the Business (including, to the extent permitted by Law, personnel records and files maintained by each Seller Party or any of their Affiliates with respect to the Hired Employees, but excluding corporate minute books and stock records of any Seller and originals that any Seller Party is required by Law to retain in its possession) and all Confidential Information associated therewith;

(h)           All of the equity interests of the Subsidiaries;

(i)            All portfolio loans of Sellers listed in subsection (i) of Schedule 2.1;

(j)            All prepaid expenses and deposits of Sellers that relate to Seller Pipeline Loans, including those listed in subsection (j) of Schedule 2.1;

(k)           All claims and causes of action of any Seller Party arising out of the Acquired Assets;

(l)            All rights of Seller Parties arising out of the SurePoint Purchase Agreement and the transactions contemplated thereby;

(m)          All goodwill of Seller Parties associated with the operation of the Business; and

(n)           The assets of Parent and LendingTree listed in subsection (n) of Schedule 2.1.

For purposes of this Agreement, “Acquired Assets” shall also be deemed to include all of the assets and properties of the Subsidiaries.

2.2           Excluded Assets.  Notwithstanding Section 2.1 to the contrary, Seller Parties will retain ownership of, and the Acquired Assets shall not include, the following assets (collectively, the “Excluded Assets”):

(a)           Any asset of Parent or LendingTree other than as listed in subsection (n) of Schedule 2.1;

(b)           Except as provided in Sections 2.1(a), 2.1(f) and 2.1(j), all cash, cash equivalents, short term investments and accounts receivable of Sellers or the Subsidiaries;

(c)           All amounts held by Sellers in impound or escrow accounts in respect of any Mortgage Loans that are not transferred to Buyer;

(d)           All bank accounts of each Seller;

(e)           All Mortgage Loans (other than those portfolio loans listed in subsection (i) of Schedule 2.1);

(f)            Sellers’ warehouse lines of credit, Investor Commitments, hedging arrangements (including dealer agreements, but not including the hedging instruments described in Section 2.1(a)) and Contracts related to the foregoing;

(g)           All Contracts of Seller Parties and their Affiliates other than Assumed Contracts and Assumed Office Leases;

(h)           All Benefit Plans of Seller Parties and their Affiliates;

(i)            Any assets which are “plan assets” (within the meaning of ERISA) of any Benefit Plan of any Seller Party or any of their Affiliates and any insurance policy to the extent such policy provides benefits under any Benefit Plan of any Seller Party or any of their Affiliates;

(j)            All personnel records and files maintained by Seller Parties or any of their Affiliates with respect to employees other than the Hired Employees;

(k)            All insurance policies of Sellers;

(l)            All Licenses of Sellers;

(m)          The Organizational Documents and Tax Returns of each Seller;

(n)           All attorney-client privileged materials to the extent about the Transactions and subject to the attorney-client privilege;

(o)           Sellers’ rights under any Transaction Document;

(p)           All real property owned by Sellers or the Subsidiaries; and

(q)           The other assets set forth on Schedule 2.2(q).

2.3           Assumed Liabilities.  At the Closing, Buyer will execute and deliver to Sellers the Assignment and Assumption Agreement pursuant to which Buyer will assume and agree to pay, perform and discharge, in accordance with their respective terms, only the following Liabilities of Seller Parties (collectively, the “Assumed Liabilities”):  (a) Liabilities under the Assumed Contracts, Assumed Office Leases and hedging instruments assumed pursuant to Section 2.1(a), but solely to the extent that such Liabilities relate to the Business, arise during the period after Closing and do not arise as a result of or in respect of any pre-Closing breach by Seller Parties or any of their Affiliates of an Assumed Contract, Assumed Office Lease or hedging instrument, and (b) Liabilities set forth on Schedule 2.3 with respect to the Seller Pipeline Loans.

2.4           Excluded Liabilities.  The Excluded Liabilities will remain the sole responsibility of and will be retained, paid, performed and discharged as and when due solely by Parent and its Affiliates (as applicable).  “Excluded Liabilities” means every Liability of Parent and its Affiliates (including the Subsidiaries) other than the Assumed Liabilities, including the following Liabilities of Parent or any of its Affiliates (including the Subsidiaries):

(a)           All Liabilities, including repurchase, warranty and indemnification obligations, associated with Mortgage Loans (other than portfolio loans listed in subsection (i) of Schedule 2.1 (but solely to the extent such Liabilities arise from acts or omissions by Buyer after Closing));

(b)           All Liabilities of Seller Parties to their Affiliates, including Liabilities of one Seller Party to another Seller Party;

(c)           All Liabilities arising from or in respect of the Excluded Assets;

(d)           All Liabilities relating to or arising from any claims by any stockholders or other securityholders of any Seller Party or any of their Affiliates;

(e)           All Liabilities relating to or arising from any actions or omissions occurring prior to or in connection with the Closing;

(f)            All Liabilities relating to or arising from any of the Actions set forth on Schedule 6.7;

(g)           All Liabilities with respect to the Hired Employees to the extent arising on or prior to Closing;

(h)           All Liabilities with respect to any current or former employee of any Seller Party or any of their Affiliates who is not a Hired Employee;

(i)            All Liabilities arising out of or relating to the WARN Act (i) at any time with respect to any employee of any Seller Party or any of their Affiliates that is not a Hired Employee and (ii) with respect to a Hired Employee for any period of time prior to the Closing;

(j)            All Liabilities with respect to wages, bonuses and commissions and any other compensation and other amounts owed to (i) any employee of any Seller Party or any of their Affiliates that is not a Hired Employee or (ii) any current or former Business Employees that are payable with respect to services performed by such individuals prior to the Closing;

(k)           All Liabilities arising out of or relating to any claims by any current or former Business Employees, or any other employee of any Seller Party or any of their Affiliates, with respect to any personal injuries, including workers’ compensation or disabilities, allegedly arising during their employment or engagement by any Seller Party or any of their Affiliates, regardless of when any such claim is made or asserted;

(l)            All Liabilities arising out of or relating to any Seller Benefit Plan, including any Seller Benefit Plans that are sponsored by a Subsidiary;

(m)          All Liabilities arising out of or in respect of any Investor Agreement and any transaction contemplated thereby (other than the Assumed Liabilities described in Section 2.3 with respect to the hedging instruments assumed pursuant to Section 2.1(a));

(n)           All Liabilities arising out of or in respect of any Warehousing Agreement and any transaction contemplated thereby;

(o)           All Liabilities arising out of the SurePoint Purchase Agreement and the transactions contemplated thereby; and

(p)           All Liabilities for Taxes, except as provided in Section 8.4.

ARTICLE 3.          PURCHASE PRICE

3.1           Purchase Price.  Subject to adjustment as provided in this Agreement, in consideration for the sale, transfer and assignment of the Acquired Assets in accordance with the terms and conditions of this Agreement, and the due and full performance by Seller Parties of their respective obligations hereunder (including Section 8.3), Buyer shall assume the Assumed Liabilities and pay to HLC Inc. an amount (the sum of the following, the “Purchase Price”) equal to:

(a)           $35,888,536 (the “Closing Payment”); plus

(b)           on the first anniversary of the Closing Date, $10,000,000, unless prior to such date (i) Buyer has properly exercised its right of termination pursuant to Section 8.02(b), 8.02(c) or 8.02(d) of the Marketing Consulting Services Agreement or (ii) a Business Event (as defined below) exists or has occurred as of or at any time prior to such date; plus

(c)           on the second anniversary of the Closing Date, $10,000,000, unless prior to such date (i) Buyer has properly exercised its right of termination pursuant to Section 8.02(b), 8.02(c) or 8.02(d) of the Marketing Consulting Services Agreement or (ii) a Business Event exists or has occurred as of or at any time prior to such date.

As used in this Section 3.1, the following terms shall have the meanings ascribed to them below:

“Business Event” means the occurrence or existence at any time (i) during the period beginning on the date hereof until the second anniversary of the date hereof, of the daily average number of lenders participating on the mortgage network exchange operated by Parent and its Affiliates, as measured for any calendar quarter, being less than 100, or (ii) during the period beginning on the Closing Date until the second anniversary of the date hereof, Parent’s and its Affiliates’ Measurement Period Revenue (as defined below) measured as of any of the end of the First Measurement Period, any Subsequent Measurement Period or the Final Stub Period (in each case, as defined below) being less than $20,000,000.  For the avoidance of doubt, no failure of the conditions set forth in clauses (i) and (ii)) above shall be subject to cure.

“First Measurement Period” means the period of six (6) calendar months beginning on the first day of the calendar month that begins following the conclusion of the calendar month during which the Closing Date falls, provided, however, that if the Closing Date falls on the first day of any calendar month, then the First Measurement Period shall begin on the Closing Date.

“Subsequent Measurement Period” means a period of six (6) calendar months beginning on the first day of the calendar month that begins following the conclusion of the First Measurement Period or another Subsequent Measurement Period but not including any Final Stub Period.

“Final Stub Period” means any number of full calendar months beginning with the calendar month following the conclusion of a Subsequent Measurement Period or the First Measurement Period, as applicable, and ending with the last day of the last full calendar month ending prior to the month in which the effective date of the termination or expiration of the Marketing Consulting Services Agreement falls (or, if the effective date of the termination or expiration of the Marketing Consulting Services Agreement is the last day of a month, such last day of such last month).

“Measurement Period Revenue” means the aggregate revenue from Parent’s and its Affiliates’ network exchange business for the First Measurement Period, a Subsequent Measurement Period or the Final Stub Period, as applicable; provided that solely with respect to the Final Stub Period, the Measurement Period Revenue shall be the product of (i) the aggregate revenue from Parent’s and its Affiliates’ network exchange business for such period and (ii) a fraction, the numerator of which is six (6), and the denominator of which is the number of months comprising such Final Stub Period.

Notwithstanding any other provision of the Marketing Consulting Services Agreement, Parent and its Affiliates shall provide a written report to Buyer, in the form of a letter certified by Parent’s chief accounting officer, no later than ten (10) days after the end of a calendar quarter, with sufficient data required to demonstrate Parent’s and its Affiliates’ compliance with the foregoing requirements during the preceding quarter.  Buyer shall have the right, at its own expense, to perform an audit on an annual basis of the reports made by Parent and its Affiliates under this paragraph.  Such audits shall be conducted prior to each anniversary of the Closing Date and such audits shall be in addition to any other audit rights set forth in Article VI of the Marketing Consulting Services Agreement.  Parent also agrees to provide the same level of cooperation to Buyer and its representatives in their conduct of such audit as required pursuant to an audit under Article VI of the Marketing Consulting Services Agreement.

3.2           Adjustments.

(a)           Utilities.  All utility charges, gas charges, electric charges, water charges, water rents and sewer rents under the Assumed Office Leases, if any, shall be apportioned between Buyer and Sellers as of 11:59 P.M. Los Angeles time on the Closing Date, computed on the basis of the most recent meter charges or, in the case of annual charges, on the basis of the established fiscal year.  All prorations shall be made and the Purchase Price shall be adjusted insofar as feasible on the Closing Date.  During the six-month period subsequent to the

Closing Date, Sellers shall advise Buyer and Buyer shall advise Sellers of any actual changes to such prorations, and the Purchase Price shall be increased or decreased, as applicable, at the end of such six-month period.  In the event Buyer or any Seller receives bills after the Closing Date for expenses incurred prior to the Closing Date that were not prorated in accordance with this Section, then Buyer or such Seller, as the case may be, shall promptly notify the other as to the amount of the expense subject to proration and the responsible Party shall pay its portion of such expense (or, in the event such expense has been paid on behalf of the responsible Party, reimburse the other Party for its portion of such expenses).  Notwithstanding anything to the contrary set forth in this Section, this Section 3.2(a) shall not apply to Prepaid Amounts, which are discussed in Sections 2.1 and 3.2(b).

(b)           Prepaid Amounts.  At least one (1) Business Day prior to the Closing Date, Sellers shall deliver to Buyer a Schedule 3.2(b) which shall set forth the Prepaid Amounts, allocated among the categories set forth in the form of such Schedule 3.2(b) attached hereto, as of the Closing Date.  At the Closing, Buyer shall pay HLC Inc. cash in an amount equal to the Prepaid Amounts.

(c)           Certain Earned Compensation.  At least one (1) Business Day prior to the Closing Date, Sellers shall deliver to Buyer a schedule setting forth all earned but unpaid compensation for Hired Employees employed by a Subsidiary as of the Closing Date and, at the Closing, Seller Parties shall pay to Buyer cash in an amount equal to the aggregate amount of such earned but unpaid compensation.

3.3           Allocation of Purchase Price.  Buyer and Seller Parties shall be permitted to file their respective Tax Returns in a manner consistent with their own independent allocation of the Assumed Liabilities and Purchase Price to the Acquired Assets.  Buyer and Seller Parties shall make such allocations consistent with Sections 338(h)(10) and 1060 of the Code and the Treasury Regulations thereunder.

ARTICLE 4.          CLOSING

4.1           The Closing.  The closing of the sale, assignment, transfer and conveyance to Buyer of the Acquired Assets and the assumption by Buyer of the Assumed Liabilities (the “Closing”) shall take place at the offices of Sheppard, Mullin, Richter & Hampton LLP, 333 South Hope Street, 48th Floor, Los Angeles, CA 90071, at 10:00 a.m. Los Angeles time on the third (3rd) Business Day after the conditions set forth in ARTICLE 9 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other place and time as shall be agreed upon by Buyer and Sellers.  The date on which the Closing is actually held is referred to herein as the “Closing Date.”  The Closing shall be deemed effective as of 11:59 p.m. Los Angeles time on the Closing Date.

4.2           Deliveries at the Closing.

(a)           At the Closing, Seller Parties will deliver to Buyer:

(i)            the Bill of Sale, duly executed by each Seller;

(ii)           the Assignment and Assumption Agreement, duly executed by each Seller Party;

(iii)          certificates representing the total issued and outstanding equity interests of each Subsidiary, duly endorsed to Buyer or accompanied by duly executed stock powers;

(iv)          such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel and executed by each Seller, as applicable;

(v)           a certificate of each Seller Party’s non-foreign status as set forth in Treasury Regulation 1445-2(b);

(vi)          a certificate of the secretary of each Seller Party, in form and substance reasonably satisfactory to Buyer, certifying (A) that attached thereto are true, correct and complete copies of (1) the certificate or articles of incorporation (or equivalent organizational document) of such Seller Party, certified as of a recent date by the Secretary of the state of such Seller Party’s jurisdiction of incorporation and that there have been no amendments to the certificate or articles of incorporation (or equivalent organizational document) of such Seller Party since such date, (2) the bylaws (or equivalent organizational document) of such Seller Party, (3) resolutions duly adopted by the board of directors of such Seller Party authorizing the performance of the Transactions and the execution and delivery of the Transaction Documents to which it is a party and (4) a certificate of existence or good standing as of a recent date of each Seller Party from the state of such Seller Party’s jurisdiction of incorporation, (B) that the resolutions referenced in subclause (A)(3) are still in effect and (C) as to the incumbency and signatures of the officers of such Seller Party executing each Transaction Document to which such Seller Party is a party;

(vii)         a certificate of the secretary of each Subsidiary, in form and substance reasonably satisfactory to Buyer, certifying that attached thereto are true, correct and complete copies of (1) the articles of incorporation or articles of formation of such Subsidiary, certified as of a recent date by the Secretary of State of such Subsidiary’s jurisdiction of organization, and that there have been no amendments to the articles of incorporation or articles of formation of such Subsidiary since such date, and (2) the bylaws or operating agreement of such Subsidiary;

(viii)        the certificate of Parent contemplated by Section 9.1(f), duly executed by an officer of Parent;

(ix)           the Escrow Agreement, duly executed by HLC Inc. and the Escrow Agent;

(x)            the CLO Services Agreement in the form of Schedule 4.2(a)(x) (the “Lead Sale Agreement”), duly executed by Parent;

(xi)           the Transition Services Agreement, duly executed by the applicable Seller Parties;

(xii)          the consents, waivers or approvals set forth on Schedule 9.1(d);

(xiii)         such documents, in form and substance reasonably satisfactory to Buyer, as may be necessary to make effective the actions contemplated by Section 9.1(n);

(xiv)        the minute books of each Subsidiary;

(xv)         the stock ledger of each Subsidiary;

(xvi)        a complete report of the Seller Pipeline Loans as of the third (3rd) Business Day prior to the Closing Date;

(xvii)       instruments of assignment, in recordable form, with respect to each of the registered Copyrights, issued Patents, registered Marks (including internet domain names) and pending applications for the registration or issuance of any Copyrights, Patents and Marks (including internet domain names) included in the Acquired Assets, in each case duly executed by the applicable Seller and in form and substance reasonably satisfactory to Buyer; and

(xviii)      such other documents as may be necessary or advisable to consummate the Transactions, as Buyer may reasonably request.

(b)           At the Closing, Buyer will deliver to HLC Inc. (in the case of clause (i) below) and the Seller Parties (in the case of clauses (ii) — (vii) below):

(i)            An amount, by wire transfer of immediately available funds to an account specified in writing by HLC Inc., equal to (A) the Closing Payment, (B) minus the Escrow Amount, (C) plus or minus any amounts owed under Section 3.2 and (D) minus the aggregate amount, if any, paid by Buyer to HLC Inc. pursuant to Section 10.1(b) in connection with extensions of the End Date by Buyer;

(ii)           The Escrow Amount, by wire transfer of immediately available funds to the account specified in the Escrow Agreement;

(iii)          the Bill of Sale, duly executed by Buyer;

(iv)          the Assignment and Assumption Agreement, duly executed by Buyer;

(v)           the certificate of Buyer contemplated by Section 9.2(c), duly executed by an officer of Buyer;

(vi)          the Escrow Agreement, duly executed by Buyer;

(vii)         the Lead Sale Agreement, duly executed by Buyer; and

(viii)        the Transition Services Agreement, duly executed by Buyer.

ARTICLE 5.          REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Seller Parties that the statements contained in this ARTICLE 5 are correct and complete as of the date hereof and will be correct and complete through, and as of, the Closing Date as though made then.

5.1           Organization; Authority; Enforceability.  Buyer is a banking corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware.  Buyer has the requisite corporate power and authority, and has taken all action necessary, to authorize, execute and deliver the Transaction Documents to which it is a party, to consummate the transactions contemplated thereby and to perform its obligations thereunder.  Each Transaction Document to which Buyer is or will be a party has been duly authorized and has been (or will be at Closing) duly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by a Seller Party or a Key Person, as applicable) constitutes (or upon execution and delivery will constitute) the legal, valid and binding obligation of Buyer, Enforceable against Buyer.

5.2           No Conflicts.  Except as set forth in Section 5.2 of the Buyer Disclosure Schedule, the execution and the delivery by Buyer of the Transaction Documents to which Buyer is a party, the performance by Buyer of its obligations thereunder and consummation of the transactions contemplated thereby by Buyer do not and will not:  (a) breach or violate (i) any Law or Order to which Buyer or its assets and properties is subject or (ii) any provision of Buyer’s Organizational Documents; (b) breach or conflict with, or constitute a default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, any Contract, Order or License to which Buyer is a party or by which it is bound or to which any of Buyer’s assets or properties is subject; or (c) require the approval, consent, authorization or act of, or the making by Buyer of any filing with, any Third Party or Governmental Authority.

5.3           No Finders.  Buyer has no Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions for which any Seller Party or any Affiliate thereof could become liable.

5.4           No Litigation.  There is no Action pending or, to the knowledge of Buyer, threatened against Buyer relating to or affecting the Transaction Documents or any of the Transactions.

5.5           Financing.  Buyer has, and at the Closing shall have, sufficient cash, available lines of credit or other sources of immediately available funds or committed capital to enable it to pay the Purchase Price.

5.6           Acknowledgment by Buyer.

(a)           BUYER ACKNOWLEDGES THAT THE REPRESENTATIONS AND WARRANTIES BY SELLER PARTIES  CONTAINED HEREIN AND IN THE OTHER TRANSACTION DOCUMENTS CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT

ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL OPERATIONS OF THE BUSINESS OR THE ACQUIRED ASSETS OR THE QUALITY, QUANTITY OR CONDITION OF THE ACQUIRED ASSETS) ARE SPECIFICALLY DISCLAIMED BY SELLER PARTIES.

(b)           In connection with Buyer’s investigation of the Business, Buyer has received from or on behalf of Seller Parties certain projections.  Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that subject to the express representations and warranties of Seller Parties set forth herein, Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

ARTICLE 6.          REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES

Seller Parties jointly and severally represent and warrant to Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this ARTICLE 6 are correct and complete as of the date hereof and will be correct and complete through, and as of, the Closing Date as though made then; provided, that any statement as of a specific date is correct and complete only as of such specific date.  For purposes of this ARTICLE 6, references in this ARTICLE 6 to a “Seller”, “Seller Party”, “Sellers” or “Seller Parties”, as applicable, shall include each Subsidiary, such that each representation and warranty in this ARTICLE 6 covers, and is made with respect to, each Seller or Seller Party, as the case may be, and each Subsidiary, except that in Sections 6.1, 6.2 and 6.3, “Seller”, “Seller Party”, “Sellers” or “Seller Parties” does not include any Subsidiary.

6.1           Organization; Authority; Enforceability.

(a)           Each Seller Party is a corporation or other legal entity duly incorporated, organized or formed, validly existing, and in good standing under the Laws of the state of its jurisdiction of incorporation, organization or formation.  Each Seller Party is duly authorized to conduct the Business and is in good standing under the Laws of each jurisdiction where such qualification is required.  Each Seller Party has the requisite power and authority necessary to own or lease the Acquired Assets owned or leased by it and its other properties and to carry on the Business as currently conducted.  Each Seller Party has the corporate or other legal entity power and authority, and has taken all action necessary, to authorize, execute and deliver the Transaction Documents to which it is or will be a party, to consummate the transactions contemplated thereby and to perform its obligations thereunder, and no other action or approval on the part of any Seller Party, or the stockholders or other equity holders of any Seller Party, is necessary to authorize and approve the Transaction Documents and the transactions contemplated thereby, other than the receipt of the Parent Stockholder Approval.  Each Transaction Document to which each Seller Party is a party has been duly authorized and has been (or will be at Closing) duly executed and delivered by such Seller Party and (assuming the due authorization, execution and delivery by Buyer and Parent, as applicable) constitutes the legal, valid and binding obligation of such Seller Party, Enforceable against such Seller Party.

(b)           The Board of Directors of Parent, at a meeting duly called and held, has unanimously (i) approved and adopted this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, (ii) determined that transactions contemplated by this Agreement are advisable and fair to, and in the best interests of, the stockholders of Parent and (iii) resolved to submit the transactions contemplated by this Agreement to the stockholders of Parent for approval, file the Proxy Statement with the SEC and, subject to Section 7.7, make the Parent Recommendation.

(c)           Each Subsidiary:

(i)            is a corporation or other legal entity duly incorporated, organized or formed and validly existing under the Laws of the state of its jurisdiction of incorporation, organization or formation;

(ii)           is licensed or qualified to conduct the Business in each jurisdiction where it is required to be so licensed or qualified; and

(iii)          has the requisite power and authority to own or lease its assets and properties and to carry on the Business in the manner currently conducted.

(d)           True and complete copies of the Organizational Documents of each Seller Party and each Subsidiary have been delivered or made available to Buyer.

6.2           No Conflicts.  Except as set forth in Schedule 6.2, the execution and delivery by Seller Parties of the Transaction Documents to which they are a party, the performance by Seller Parties of their respective obligations thereunder and consummation of the transactions contemplated thereby by each Seller Party do not and will not:  (a) breach or violate (i) any Law or Order to which any Seller Party, any Subsidiary, the Acquired Assets or the Business is subject or (ii) any provision of the Organizational Documents of any Seller Party or any Subsidiary; (b) breach in any material respect or conflict with, or constitute a default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, any Contract, Order or License to which any Seller Party or any Subsidiary is a party or by which it is bound or to which any of the Acquired Assets or the Business is subject; (c) permit any Governmental Authority to terminate, revoke, modify or suspend any material License of any Seller Party or any Subsidiary; (d) result in the imposition of any Encumbrance upon the Acquired Assets; or (e)  require the approval, consent, authorization or act of, or the making by any Seller Party or any Subsidiary of any filing with, any Third Party or Governmental Authority.

6.3           Capitalization.

(a)           All of the outstanding equity interests of each Seller Party (other than Parent) are owned, directly or indirectly, by Parent, free and clear of any Encumbrances.

(b)           HLC Inc. does not own equity interests in any Person other than the Subsidiaries and HLC Escrow.  Schedule 6.3(b) sets forth the authorized equity interests of each Subsidiary and the number of issued and outstanding equity interests of each Subsidiary, all of which (i) are validly issued, fully paid and nonassessable, (ii) were issued in compliance with all Applicable Requirements, including all preemptive rights, and (iii) are owned, beneficially and of record, by HLC Inc., free and clear of any Encumbrances.  Except for this Agreement, no Contract, including any option, warrant or pre-emptive right, exists that (y) grants any Person any right to acquire any equity interests in any Subsidiary or (z) relates to the issuance, sale, purchase or redemption of any equity interests of any of the Subsidiaries.

6.4           Financial Statements; No Undisclosed Liabilities.

(a)           Schedule 6.4(a) contains the following financial statements (collectively, the “Financial Statements”):  (i) for each of Parent and HLC Inc.:  (A) the audited consolidated balance sheets and statements of income and cash flows as of and for the fiscal years ended December 31, 2008, 2009 and 2010; and (B) the unaudited balance sheets and statements of income as of and for the months ended January 31, 2011, February 28, 2011 and March 31, 2011; (ii) for HLC Inc.:  (A) the unaudited statement of cash flows for the year-to-date periods ended January 31, 2011, February 28, 2011 and March 31, 2011; and (B) the unaudited balance sheet and statement of income as of and for the three months ended March 31, 2011 in the form of consolidating schedules; and (iii) for FRMN:  (A) the audited consolidated balance sheets and statements of income and cash flows as of and for the fiscal years ended December 31, 2008 and 2009; (B) the unaudited balance sheet and statements of income and cash flows as of and for the fiscal year ended December 31, 2010; and (C) the unaudited balance sheets and unaudited statements of income as of and for the months ended January 31, 2011 and February 28, 2011.

(b)           For purposes of this Agreement, “Balance Sheet” means the audited consolidated balance sheet of HLC Inc. as of the Balance Sheet Date included in the Financial Statements and “Balance Sheet Date” means December 31, 2010.  Except as set forth in Schedule 6.4(b), the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly in all material respects the financial condition of Parent, HLC Inc. and FRMN, as the case may be, as of such dates and the results of its operations for such periods (except that the unaudited financial statements do not contain normal year-end adjustments and do not contain the materials and disclosures to be found in notes to financial statements prepared in accordance with GAAP), are correct and complete in all material respects, and are consistent with its books and records in all material respects.  Since the Balance Sheet Date, (x) neither Parent nor LendingTree, with respect to the Business, and (y) no Seller, has effected any change in any method of accounting or accounting practice.

(c)           The books and records which form the basis for the Financial Statements (i) are complete and correct in all material respects and (ii) have been maintained in accordance with Applicable Requirements and customary and sound business practices in HLC Inc.’s industry.

(d)           Neither Parent nor LendingTree, with respect to the Business or the Acquired Assets, and no Seller, has any Liability other than (i) Liabilities reflected or reserved against on the face (rather than any notes thereto) of the Balance Sheet, (ii) Liabilities incurred in the ordinary course of the Business since the Balance Sheet Date, which are (A) not material, individually or in the aggregate, (B) of the same character and nature as the Liabilities on the face of the Balance Sheet and (C) not the result of any breach of any Contract, breach of warranty, tort, infringement or breach of Applicable Requirements, and (iv) fees and expenses incurred in connection with this Agreement and the Transactions.

6.5           Subsequent Events.  Except as set forth in Schedule 6.5 (with an indication on such Schedule as to the approximate date on which any event described in this Section 6.5 shall have occurred):

(a)           Since the Balance Sheet Date, (i) Seller Parties have operated the Business only in the ordinary course of the Business consistent with past practice (except as required by Law) and (ii) there has been no Material Adverse Effect;

(b)           Without limiting Section 6.5(a), since the Balance Sheet Date (x) neither Parent nor LendingTree, with respect to the Business, and (y) no Seller has:

(i)            other than in the ordinary course of the Business consistent with past practice, sold, leased (as lessor or lessee), transferred, abandoned or otherwise disposed of, licensed, mortgaged or pledged, or granted, incurred or suffered any Encumbrance (except for Permitted Encumbrances) on, any of its assets or properties, except for any asset which was obsolete;

(ii)           entered into, amended, canceled or terminated any Contract to which such Seller Party is a party, involving an annual commitment by or to any Seller Party of at least $50,000, other than in the ordinary course of the Business consistent with past practice (except as required by Law);

(iii)          entered into any Contract for the purchase, sale or lease (as lessor or lessee) of real property (excluding for this purpose, real estate acquired following foreclosure in the ordinary course of the Business consistent with past practice), or exercised any option to extend a lease for real property;

(iv)          undertaken or entered into a Contract to undertake capital expenditures in excess of $150,000 individually or in the aggregate;

(v)           (A) instituted any increase in excess of $25,000 in the compensation of any employee, officer, director or consultant of such Seller Party or any other Business Employee (or any accrual for or commitment or agreement to make or pay the same) other than base salary increases in the ordinary course of the Business consistent with past practice (except as required by Law) required by existing agreements, (B) entered into any (x) agreement to pay any severance, change of control or termination pay to any of such Persons, or made any such payment other than as required by existing employment, severance or change of control agreements or by any Law, or (y) other agreements the benefits of which are contingent upon the signing of this Agreement or the Closing, or (C) instituted any increase in or terminated any existing, or entered into or adopted any new, Benefit Plans covering any employees of any Seller Party or any other Business Employees, other than in the ordinary course of the Business consistent with past practice or as required to comply with Law;

(vi)          suffered any damage, destruction or casualty loss in excess of $150,000 (whether or not covered by insurance);

(vii)                           delayed or postponed the payment of accounts payable or other Liabilities, other than in the ordinary course of the Business consistent with past practice (except as required by Law);

(viii)                        accelerated or caused the acceleration of the collection or receipt of any accounts receivable, other than in the ordinary course of the Business consistent with past practice (except as required by Law);

(ix)                                created, incurred, assumed or guaranteed any funded debt, other than in the ordinary course of the Business consistent with past practice (except as required by Law);

(x)                                   canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than $150,000;

(xi)                                made any change in the accounting principles, methods, practices or policies applied in the preparation of the Financial Statements, including policies and practices with respect to loan loss obligations, unless such change was required by Law or GAAP;

(xii)                             changed reserves by more than $1,000,000, including with respect to Mortgage Loan repurchases or Mortgage Loan-related indemnities;

(xiii)                          settled or compromised any Action;

(xiv)                         merged or consolidated with, or acquired all or a material portion of the assets or equity interests of, or otherwise acquired or made any equity investment in, any Person;

(xv)                            granted any option or right to purchase its equity interests; issued or committed to issue any of its equity interests or any security convertible into or exchangeable for such equity interests; granted any registration rights; or purchased, redeemed, or retired any of its equity interests;

(xvi)                         made any loan or advance to any employee, officer, director, consultant, agent or shareholder other than normal advances of reasonable business expenses that will be reimbursed in accordance with Sellers’ past practices prior to Closing;

(xvii)                      transferred any Key Person or other Business Employee from the position he or she held as of the Balance Sheet Date, or reassigned any of the material duties of any Key Person or other Business Employee assigned to or otherwise performed by him or her as of the Balance Sheet Date, or received or given notice of the termination of employment of any Key Person or other Business Employee;

(xviii)                   repurchased, or provided indemnification relating to, Mortgage Loans in excess of $1,000,000;

(xix)                           filed any Tax Return with respect to the Business, the Acquired Assets, the Assumed Liabilities or any Subsidiary inconsistent with past practice or, on any such

Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections, or methods that would have the effect of deferring income to periods for which Buyer is liable or accelerating deductions to periods for which Seller Parties are liable pursuant to Section 8.4(a)); or

(xx)          authorized, approved, agreed or committed to do any of the foregoing.

6.6           No Finders.  Except as set forth in Schedule 6.6, no Seller nor any of their Affiliates has any Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions for which Buyer could become directly or indirectly liable.

6.7           Actions.  Except as set forth in Schedule 6.7, neither Parent nor LendingTree, with respect to the Business, and no Seller (a) is subject to any outstanding Order, (b) has, since January 1, 2009, been subject to any Order, fine, suspension, settlement, memorandum of understanding, administrative agreement with, or sanction by, or any obligation to indemnify, any Governmental Authority (excluding obligations generally applicable to all participants in HUD and VA lending programs to indemnify HUD or VA for loans insured by FHA or guaranteed by VA, as applicable), or (c) is a party or, to the Knowledge of Seller Parties, threatened to be made a party to any Action relating to or affecting (i) the Acquired Assets, (ii) the Business, (iii) any of the Transaction Documents or (iv) any of the Transactions.

6.8           Legal Compliance.  Except as set forth in Schedule 6.8:

(a)           Except with respect to the subject matter of the representations and warranties set forth in Sections 6.9 (Licenses), 6.10 (Privacy Policies), 6.11 (Seller Pipeline Loans), 6.14 (Employees), 6.16 (Tax) and 6.18 (Employee Benefit Plans; ERISA) which shall solely be subject to such provisions, Sellers, Parent and LendingTree, with respect to the Business, the Business and the Business Employees are, and at all times since January 1, 2009 have been, in compliance in all material respects with all Applicable Requirements and Orders, and no Action is pending or, to the Knowledge of Seller Parties, threatened against any Seller Party alleging any failure to so comply;

(b)           Since January 1, 2009, Sellers and their Affiliates have conducted background checks on their officers, directors, loan originators and other personnel as required by Law.  Neither Parent nor LendingTree, with respect to the Business, and no Seller or any officer, director, loan originator, or other personnel of any Seller or any of their Affiliates is (i) subject to any debarment, suspension or limitation on any participation in connection with any government program or subject to any investigation, examination or other Action that could result in any of the foregoing or (ii) subject to any process or other Action that could lead to the loss, suspension or restriction of any mortgage loan-related License;

(c)           Since January 1, 2009, neither Parent nor LendingTree, with respect to the Business, and no Seller has received from any Person any written or, to the Knowledge of Seller Parties, oral notice or complaint (i) alleging any violation of any Law, (ii) threatening or seeking to revoke, suspend, terminate or limit any License or to take any other action,

(iii) alleging any criminal or illegal or impermissible conduct or (iv) involving any material complaints filed against, or statutory fines imposed upon, any Seller Party (or their respective predecessors) by any Governmental Authority.  Schedule 6.8(b) identifies all correspondence sent by any Seller Party to or received by any of them from a Governmental Authority since January 1, 2009 relating to any regulatory or other compliance review, audit or investigation with respect to Parent or LendingTree, with respect to the Business, any Seller, the Business, Acquired Assets or any Business Employee;

(d)         Since January 1, 2009, Parent and LendingTree, with respect to the Business, and each Seller has timely filed all reports, notices, and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any Law with any applicable Governmental Authority.  No material deficiencies have been asserted by a Governmental Authority with respect to such report, notice or statement that have not been cured or satisfied;

(e)         HLC Inc. is (and, at all relevant times since January 1, 2009, was) an FHA-approved and direct endorsement mortgagee in good standing and meets (and, at all relevant times, met) in all material respects all requirements of Law so as to be eligible to originate, refinance and hold FHA-insured Mortgage Loans and conventional Mortgage Loans.  The respective operations of the Business and each of the Subsidiaries are, and have been since January 1, 2009, in compliance in all material respects with all Law; and

(f)          All Custodial Accounts required to be maintained by any Seller Party are maintained in accordance with Applicable Requirements in all material respects, including insurer requirements.

6.9           Licenses.

(a)         Schedule 6.9(a) sets forth all Licenses issued or granted by Governmental Authorities with respect to the Business.  Such Licenses are the only Licenses necessary for or used in the operation of the Business as currently conducted.  For the avoidance of doubt, any License issued or granted by a Governmental Authority in the name of any Business Employee and related to the Business shall be listed in Schedule 6.9(a); however, with respect to any License in the name of any Business Employee, the representations and warranties set forth below shall be deemed made to the Knowledge of Seller Parties.

(b)         With respect to all Licenses listed in Schedule 6.9(a):

(i)            All such Licenses are valid and in full force and effect;

(ii)           Since January 1, 2009, each Seller has been in compliance in all material respects with all of the terms and requirements of each such License; and

(iii)          There are no proceedings pending, or to the Knowledge of Seller Parties, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

6.10         Privacy and Data Security Policies.  Sellers’ privacy and data security policies, and such policies of Parent and LendingTree, with respect to the Business, have been made available to Buyer.  Sellers’ privacy and data security policies, and such policies of Parent and LendingTree, with respect to the Business, have not been amended, superseded, modified or terminated, whether in writing or orally, and are in full force and effect.  There is no provision of such policies that prohibits the sharing of nonpublic personal information of loan applicants between Seller Parties and Buyer upon consummation of the Transactions or otherwise contravenes 15 U.S.C. § 6802(e)(7) of the Gramm-Leach-Bliley Act of 1999.  Except as set forth in Schedule 6.10, since January 1, 2009, each Seller and each of Parent and LendingTree, with respect to the Business, has been in compliance in all material respects with such privacy and data security policies as in effect from time to time.

6.11         Seller Pipeline Loans.

(a)         The report of Seller Pipeline Loans as of April 30, 2011 attached to Schedule 6.11(a) is true and complete in all material respects.

(b)         Except as set forth in Schedule 6.11(b), each Seller Pipeline Loan was solicited and originated in accordance with, and the Loan Documents and Loan Files relating to the Seller Pipeline Loans conform to, all Applicable Requirements in all material respects for the stage of processing that had been achieved as of the date hereof and as of Closing Date based on the Investor or insurer program, or Investor Commitment, under which such Seller Pipeline Loan was originated, including procurement of required settlement services (e.g., appraisal, title and insurance).

(c)         Except as set forth in Schedule 6.11(c), each of the Seller Pipeline Loans arose out of bona fide transactions in the ordinary course of the Business consistent with past practice (except as required by Law).  The Loan Files relating to the Seller Pipeline Loans accurately and completely reflect the terms of the Seller Pipeline Loans, in all material respects.

(d)         Except as set forth in Schedule 6.11(d), Sellers are the sole owners of, and no other Person has any interest in or rights relating to, the Seller Pipeline Loans.

(e)         Except as set forth in Schedule 6.11(e), all Persons that had any interest in or rights relating to any Seller Pipeline Loan, whether as broker, mortgagee, assignee, pledgee or otherwise, are (or, during the period in which they held and disposed of such interest, were) in compliance in all material respects with any and all Applicable Requirements except where the failure to be in such compliance would not result in Liability to Buyer or limit or impair the enforceability of Seller Pipeline Loans.

(f)          Except as set forth in Schedule 6.11(f), Seller Parties have complied in all material respects with all Applicable Requirements applicable to the sale of any physical damage, credit life and credit accident and health insurance in connection with each Seller Pipeline Loan.

6.12         Acquired Assets.  Except as set forth in Schedule 6.12:

(a)         Seller Parties have good, valid and marketable title to all of the Acquired Assets, free and clear of all Encumbrances, other than Permitted Encumbrances, and the transfer of the Acquired Assets hereunder will convey to Buyer good, valid and marketable title to the Acquired Assets, free and clear of all Encumbrances, other than Permitted Encumbrances.  Except for the Excluded Assets, the Acquired Assets constitute all of the assets, rights and properties used in, or necessary for, the operation of the Business as currently conducted.  Neither Parent nor LendingTree owns any asset, right or property necessary for the operation of the Business as currently conducted, except as listed in subsection (n) of Schedule 2.1.  Other than Seller Parties, no other Affiliate of Parent is engaged in, or owns any assets that are used in or necessary for the operation of, the Business.

(b)         Schedule 6.12(b) sets forth all of the tangible personal property of Seller Parties included in the Acquired Assets having an original cost of $50,000 or more.  The tangible personal property included in the Acquired Assets, whether owned or leased, are in good operating condition (subject to normal wear and tear) and are located at Sellers’ premises.

6.13         Contracts.

(a)         Schedule 6.13(a) sets forth a list of the following Contracts (that have not expired or otherwise terminated) as of the date of this Agreement (together with the Assumed Office Leases, the “Material Contracts”) that Parent or LendingTree, with respect to the Business, or any Seller is a party to or bound by:

(i)            Any Contract (excluding purchase orders) involving payments or other consideration annually by any Seller Party or Seller Parties of more than $50,000 in products, materials, supplies, goods, equipment, other assets or services;

(ii)           Any Contract (including purchase orders) involving the obligation of any Seller Party or Seller Parties, collectively, to sell products or services pursuant to which the aggregate payments to become due to any Seller Party or Seller Parties exceed $50,000, other than in the ordinary course of business;

(iii)          Any Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of any Seller Party or Seller Parties;

(iv)          Any Contract that prohibits any Seller Party from competing with any Person or in any business or that otherwise restricts or limits any Seller Party from conducting the Business as currently conducted or as has been historically conducted in the ordinary course consistent with past practice (except as required by Law);

(v)           Any Contract relating to funded debt, including any guarantees thereof;

(vi)          Any guarantee of the obligations of service providers, vendors, officers, directors, employees, Affiliates or others;

(vii)         Any Contract with respect to any partnership or joint venture;

(viii)        Any Contract relating to (A) the use of any Seller Party’s Intellectual Property or Software or (B) the use by any Seller Party in the Business of any Intellectual Property or Software of any Third Party;

(ix)           Any Contract (including any Contract providing for employment, severance, retention, change in control, transaction bonus or other similar payments or benefits) between or among any Seller Party, on the one hand, and any Business Employee with a base salary in excess of $25,000;

(x)            Any lease, rental or occupancy agreement, license, installment, conditional sale agreement or Contract under which (A) any Seller Party is the lessee of, or holds or uses, tangible personal property owned by any Third Party for an annual rent in excess of $50,000 or (B) any Seller Party is the lessor of, or makes available for use by any Third Party, any tangible personal property owned by any Seller Party for an annual rent in excess of $50,000;

(xi)           Any Contract that is an Investor Agreement under which a Mortgage Loan has been purchased since January 1, 2009;

(xii)          Any Contract that is a Warehousing Agreement; and

(xiii)         Any other Contract material with respect to the Business to which any Seller Party is a party or by which it is bound, not otherwise covered by this Section 6.13, including any such Contract involving payments to or by any Seller Party or Seller Parties, collectively (and not in the ordinary course) in an aggregate amount in excess of $100,000.

(b)         Except as set forth in Schedule 6.13(b), each of the Material Contracts (including any Assumed Contracts included within the Material Contracts) is a valid and binding obligation of the parties thereto and is in full force and effect.  Each Material Contract may be transferred to Buyer pursuant to this Agreement and will continue in full force and effect after the Closing, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party.  Except as set forth on Schedule 6.13(b), Sellers have delivered or made available to Buyer correct and complete copies of each Material Contract, including all amendments, supplements and waivers with respect thereto.  Seller Parties have fulfilled and performed their respective obligations under each of the Material Contracts, no Seller Party is in, or to the Knowledge of Seller Parties alleged to be in, breach or default under, nor is there or is there, to the Knowledge of Seller Parties, alleged to be any basis for termination of, any of the Material Contracts.  To the Knowledge of Seller Parties, (i) no Third Party to any of the Assumed Contracts has breached or defaulted thereunder, and (ii) no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute a default or breach by any Seller Party or by any such other party thereunder.

6.14         Employees.

(a)         Schedule 6.14(a) contains a complete and accurate list of (i) all Business Employees and (ii) with respect to each Business Employee that has base salary or other compensation (including commissions) that exceeds or is reasonably expected to exceed a total of $50,000 in the current year:  employer name; job title; date of hiring or engagement; date of commencement of employment or engagement; and compensation paid or payable (including wages, salaries and actual or anticipated bonuses and commissions) currently and for calendar year 2010.

(b)         Except as set forth in Schedule 6.14(b), each Business Employee is an “at will” employee and may terminate his or her employment or be terminated from such employment at any time for any lawful reason with or without prior notice, except as required by Law.  Neither the execution and delivery of this Agreement or any of the other Transaction Documents nor the consummation of any of the Transactions will give rise to any right of any Business Employee under any Contract or other Benefit Plan to terminate his or her employment with any Seller Party or any of their Affiliates.

(c)         Except as set forth in Schedule 6.14(c), to the Knowledge of Seller Parties, no Business Employee is a party to any Contract with a Third Party or any other obligation of any kind (and no Seller Party nor any of their Affiliates has received any notice alleging that any Business Employee is such a party or so subject) that (i) prohibits or otherwise limits in any way (or purports to prohibit or limit in any way) any Business Employee from performing his or her duties with respect to the Business, (ii) restricts or limits in any way the scope or type of work in which he or she may be engaged other than for the benefit of Sellers or (iii) requires him or her to transfer, assign or disclose information concerning his or her work on behalf of Seller Parties or any of their Affiliates to any Third Party.

(d)         Except as set forth in Schedule 6.14(d), there is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout or other labor dispute pending or, to the Knowledge of Seller Parties, threatened against or affecting the Business and, since January 1, 2009 there has not been any such action.

(e)         Except as set forth in Schedule 6.14(e), no Seller Party nor any of their Affiliates is a party to or bound by any collective bargaining or similar agreement, or other agreement or understanding, with any labor organization employee association or other similar organization with respect to any Business Employee.  None of the Business Employees is represented by any labor organization and, to the Knowledge of Seller Parties, there have been no union organizing activities involving any Business Employee pending or threatened at any time since January 1, 2009.  Since January 1, 2009, (i) no labor union has been certified by the National Labor Relations Board as bargaining agent for any Business Employee, (ii) no notice has been received by any Seller Party or any of their Affiliates from any labor union stating that it has been, or is demanding to be, designated or otherwise recognized as the bargaining agent for any Business Employee, (iii) no representation proceeding or petition seeking a representation proceeding has been filed (or threatened to be filed) with respect to any Business Employee and (iv) no Seller Party or any of their Affiliates is or has been negotiating, or has been asked to negotiate, any collective bargaining agreement or other agreement or understanding with any labor organization with respect to any Business Employee.

(f)          Except as set forth in Schedule 6.14(f), Parent and LendingTree, with respect to the Business, and each Seller is, and since January 1, 2009, has been, in compliance in all material respects with all Laws covering or otherwise related to employment and employment practices, terms and conditions of employment, immigration and work authorization, affirmative action obligations, equal employment opportunity, leaves of absence, reasonable accommodations, whistleblower, facility closures and layoffs (including the WARN Act), wages, hours of work (including all state and federal requirements regarding compensation for time worked, meal and rest periods, proper payment of bonuses and commissions, compliant record-keeping practices and timely payment of wages), overtime and occupational safety and health, and none of Parent, LendingTree or any of their Affiliates (other than the other Sellers), with respect to the Business, or any Seller is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

(g)         Except as set forth in Schedule 6.14(g), there is no, and since January 1, 2009, has not been any, unfair labor practice charge or complaint involving the Business Employees pending or, to the Knowledge of Seller Parties, threatened, before the National Labor Relations Board or any similar Governmental Authority.

(h)         Except as set forth in Schedule 6.14(h), there are no, and since January 1, 2009, there have not been any, charges involving any Business Employee pending before the federal Equal Employment Opportunity Commission, the federal Department of Labor or any other Governmental Authority responsible for receiving employment or labor-related claims or the prevention of unlawful employment or wage and hour practices, nor, to the Knowledge of Seller Parties, is there any basis for any of the same.

(i)          Except as set forth in Schedule 6.14(i), no Seller Party nor any of their Affiliates has received notice from any Governmental Authority seeking to conduct an investigation, audit or other inquiry with respect to or involving the Business Employees and no such investigation, audit or inquiry is in progress.

(j)          Except as set forth in Schedule 6.14(j), there are no Actions pending in any forum (including internal investigations or complaints) or threatened, by or on behalf of any present or former Business Employee, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any violation of any Laws governing wage and hour requirements of any kind (including claims for unpaid overtime or any other wage and hour violations referenced in this Section 6.14), any violation of any Laws governing employment or the termination thereof or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship or otherwise, nor, to the Knowledge of Seller Parties, is there any basis for any of the same.

(k)         Schedule 6.14(k) sets forth a list of each loan officer involved in the Business as of the date hereof.

(l)          Schedule 6.14(l) sets forth (i) a list of all loan officers of any Seller Party that have left their employment for any reason that involves a violation or alleged violation of a Law during the last twelve (12) months and (ii) the volume of Mortgage Loans generated by each such loan officer during the last twelve (12) months.

6.15         Intellectual Property.

(a)           Schedule 6.15(a) contains:  (i) a list and description (showing in each case the registered or other owner, and registration or application number, if any) of all Intellectual Property owned by (A) Sellers or (B) Parent or LendingTree, with respect to the Business (collectively, the “Company Intellectual Property”); and (ii) a list and description of all Intellectual Property licensed to or used by Seller Parties that is material to the conduct of the Business, in each case excluding Confidential Information.

(b)           Schedule 6.15(b) contains a list and description (showing in each case any owner, licensor or licensee) of all Software owned by, licensed to or used by a Seller Party or any of their respective Affiliates in connection with the conduct of the Business; provided, that Schedule 6.15(b) does not list mass market Software licensed to any Seller Party that is commercially available and subject to “shrink-wrap” or “click-through” license agreements.

(c)           Schedule 6.15(c) contains a list and description of all agreements, contracts, licenses, sublicenses, assignments and indemnities that relate to:  (i) any Copyrights, Patents, Marks and domain names (excluding standard fee agreements with applicable registrars) required to be identified in Schedule 6.15(a); (ii) any Confidential Information owned by, licensed to or used by Parent, LendingTree or any of their Affiliates (other than the Sellers), in connection with the conduct of the Business, or by any Seller; and (iii) any Software required to be identified in Schedule 6.15(b).

(d)           Except as disclosed in Schedule 6.15(d), Sellers collectively:  (i) own the entire right, title and interest in and to the Company Intellectual Property, free and clear of any Encumbrance; and (ii) have the perpetual, royalty-free right to use all other Intellectual Property that is used in the conduct of the Business.

(e)           Except as disclosed in Schedule 6.15(e):  (i) all registrations for Copyrights, Patents, Marks and domain names required to be identified in Schedule 6.15(a) as being owned by any Seller are valid and in force, and all applications to register any unregistered Copyrights, Patents and Marks so identified are pending and in good standing, all without, to the Knowledge of Seller Parties, challenge of any kind; (ii) none of the Intellectual Property owned by Parent or LendingTree, with respect to the Business, or any Seller has been cancelled or abandoned, and all such Intellectual Property is valid and enforceable (provided that, with respect to Patents, such representation as to validity and enforceability is given based on the Knowledge of Seller Parties); (iii) Sellers collectively have the sole and exclusive right to bring actions for infringement, misappropriation, dilution, violation or unauthorized use of the Company Intellectual Property, and to the Knowledge of Seller Parties, there is no basis for any such action; (iv) Sellers have taken actions reasonably necessary to protect and, where necessary, to register the Company Intellectual Property; and (v) no Seller is in breach of any agreement affecting the Intellectual Property used by Parent, LendingTree or any of their Affiliates (other than the Sellers), in the conduct of the Business, or by any Seller and has not taken any action that would impair or otherwise adversely affect its rights in such Intellectual Property.  Correct and complete copies of: (A) registrations for all registered Copyrights, Patents, and Marks identified in Schedule 6.15(a) as being owned by any Seller; and (B) all pending applications to register unregistered Copyrights, Patents and Marks identified in Schedule 6.15(a) as being owned by any Seller (together with any subsequent correspondence or filings relating to the foregoing) have heretofore been delivered by Sellers to Buyer.

(f)            Except as set forth in Schedule 6.15(f):  (i) the Company Intellectual Property does not infringe, misappropriate, violate or dilute any Intellectual Property or any rights of publicity or privacy of any Third Party; (ii) no claim of any infringement, misappropriation, violation or dilution of any Intellectual Property has been made or asserted in respect of the operations of the Business; (iii) no claim of invalidity of any Company Intellectual Property has been made by any other Person; (iv) no proceedings are pending or, to the Knowledge of Seller Parties, threatened that challenge the validity, ownership or use of any Company Intellectual Property; and (v) no Seller Party has received written or, to the Knowledge of Seller Parties, oral notice of a claim against any Seller Party that the operations, activities, products, Software, equipment, machinery or processes of the Business infringe, misappropriate, violate or dilute any Intellectual Property of any Third Party.

(g)           Except as disclosed in Schedule 6.15(g):  (i) the Software included in the Acquired Assets is not subject to any transfer, assignment, change of control, site, equipment, or other operational limitations; (ii) each Seller Party, as applicable, has maintained and protected the Software included in the Acquired Assets that it owns (the “Owned Software”) (including all source code and system specifications) with appropriate proprietary notices (including the notice of copyright in accordance with the requirements of 17 U.S.C. § 401), confidentiality and non-disclosure agreements and such other measures as are reasonably necessary to protect the Copyrights and Confidential Information (if any) contained therein or relating thereto; (iii) the Owned Software has been registered or otherwise meets the requirements for protection and registration under applicable copyright law; (iv) Seller Parties have complete and exclusive right, title and interest in and to the Owned Software; (v) the Owned Software does not infringe, misappropriate, violate or dilute any Intellectual Property of any Third Party; (vi) any Owned Software includes the source code and system documentation sufficient for a computer programmer skilled in the applicable language to maintain and support it; (vii) the Owned Software operates in accordance with and conforms in all material respects to the specifications described in Schedule 6.15(g); (viii) there are no defects in the design of the Owned Software that affect in any material respect the functionality or operation of the Owned Software; (ix) the Owned Software is not licensed pursuant to a so-called “open source” license and does not incorporate and is not based on any Software that is licensed pursuant to a so-called “open source” license; (x) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Owned Software by any other Person; and (xi) the Owned Software complies with all applicable Requirements of Laws relating to the export or re-export of the same.  Since January 1, 2009, the Owned Software, computer systems and other information technology infrastructure used by Seller Parties in connection with the conduct of the Business has not been accessed by any Third Party in a manner that has not been authorized.

(h)           Except as disclosed in Schedule 6.15(h), all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Company Intellectual Property either:  (i) created such materials in the scope of his or her employment; (ii) is a party to a “work-for-hire” agreement under which any Seller Party is deemed to be the original owner/author of all right, title and interest therein; or (iii) has executed an assignment in favor of a Seller Party (or such predecessor in interest, as applicable) of all right, title and interest in such material.

6.16         Tax.  Except as set forth on Schedule 6.16:

(a)         Each Seller Party has filed or caused to be filed on a timely basis all Tax Returns and all reports with respect to Taxes that are or were required to be filed pursuant to Applicable Requirements with respect to the Business, the Acquired Assets, the Assumed Liabilities or the Subsidiaries.  All Tax Returns and reports are true, correct and complete in all material respects and disclose all Taxes required to be paid in respect of the Business, the Acquired Assets, the Assumed Liabilities and the Subsidiaries.  Each Seller Party has timely paid or caused to be timely paid all Taxes related to the Business, the Acquired Assets, the Assumed Liabilities or the Subsidiaries, whether or not shown on any Tax Return.  No Seller Party is the beneficiary of any extension of time within which to file any Tax Return related to the Business, the Acquired Assets, the Assumed Liabilities or the Subsidiaries, and no Seller Party has waived or been requested to waive any statute of limitations in respect of Taxes which waiver is currently in effect.

(b)         Sellers have delivered or made available to Buyer copies of all Tax Returns related to the Business, Acquired Assets, the Assumed Liabilities or the Subsidiaries filed since January 1, 2009.  Schedule 6.16(b) sets forth each state, county, local municipal, domestic or foreign jurisdiction or Governmental Authority in or with which, with respect to the Business, the Acquired Assets, the Assumed Liabilities or the Subsidiaries, any Seller Party has at any time since January 1, 2009 (i) filed a Tax Return, (ii) been registered for any Tax purpose, or (iii) been qualified to do business.

(c)         Each of Parent and LendingTree, with respect to the Business, and Sellers have complied in all material respects with all provisions of Tax Law relating to withholding, payment and remittance of Taxes and information reporting with respect thereto, and each of Parent and LendingTree, with respect to the Business, and Sellers have, within the time and in the manner prescribed by Tax Law, paid over to the proper Governmental Authorities all amounts required.

(d)         There is no Tax ruling, request for ruling or settlement, compromise, closing or Tax collection agreement in effect or pending which does or could affect the Liability of any Seller Party or Buyer for Taxes with respect to the Business, the Acquired Assets, the Assumed Liabilities or any Subsidiary for any period after the Closing Date.

(e)         No Acquired Asset or asset of any Subsidiary is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or Section 470(c)(2) of the Code, (ii) tax-exempt bond financed property within the meaning of Section 168(g) of the Code, (iii) properly treated as owned by persons other than the applicable Seller for federal income

Tax purposes or (iv) subject to a lease under Code Section 7701(h) or any predecessor provision.

(f)          Neither Parent nor LendingTree, with respect to the Business, nor any Seller has in the past 5 years been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1).  Each Seller, and each of Parent and LendingTree, with respect to the Business, has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(g)         There is no Action or assessment pending or, to the Knowledge of Seller Parties, proposed or threatened with respect to Taxes of Parent or LendingTree, with respect to the Business, or any Seller.

(h)         No claim has ever been made by a Governmental Authority in writing in a jurisdiction where any Seller has never paid Taxes or filed Tax Returns asserting that Parent or LendingTree, with respect to the Business, or any Seller is or may be subject to Taxes assessed by such jurisdiction.

(i)          All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (a) have been paid in full.

(j)          All Tax sharing arrangements and tax indemnity agreements relating to Parent or LendingTree, with respect to the Business, or any Seller (other than this Agreement) will terminate prior to the Closing Date and no Seller will have any liability thereunder on or after the Closing Date.

(k)         No Seller has been a member of any Tax Group other than each Tax Group of which it is a member as of the date hereof, and no Seller nor any Subsidiary has had any direct or indirect ownership interest in any corporation, partnership, joint venture or other entity other than the Subsidiaries.

(l)          Neither Parent nor LendingTree, with respect to the Business, nor any Seller has any liability for Taxes of another Person, including under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law).

(m)        RETS is and at all times since its formation has been properly classified either as a partnership or as an entity disregarded from its owner for federal and applicable state, local and other income Tax purposes.

6.17         Transactions With Affiliates.  Schedule 6.17 sets forth a list of all existing Contracts and other business relationships between Parent or LendingTree, with respect to the Business, or any Seller, on the one hand, and any of such Party’s Affiliates, officers or directors, on the other hand, including any Contracts or relationships pursuant to which services provided by Parent or any other Affiliate of any Seller to the Business utilizing assets that are not included in the Acquired Assets, other than “at will” employment arrangements with officers or with any Business Employees that are terminable “at will” by any Seller Party without notice or liability.

6.18         Employee Benefit Plans; ERISA.

(a)           Schedule 6.18(a) contains a list of each Benefit Plan to which any Business Employees or their beneficiaries is a party or in which any such Business Employees or their beneficiaries participate, or to which any Seller Party or any trade or business which is, or has been within the past six (6) years, under common control or treated as a single employer with any Seller Party under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) may have any direct or indirect Liability (each a “Seller Benefit Plan”).  Schedule 6.18(a) also identifies each Seller Benefit Plan which is sponsored by a Subsidiary.

(b)           Except as set forth in Schedule 6.18(b), Sellers have made available to Buyer, with respect to each Seller Benefit Plan, correct and complete copies, where applicable, of (i) all plan documents, amendments and trust agreements (or written summaries of any Seller Benefit Plan for which there is no plan document) (ii) the most recent IRS determination or opinion letter, (iii) the Annual Reports (Form 5500 Series) and accompanying schedules, as filed, for the most recently complete three Plan years, and (iv) and summary plan descriptions used in connection with such plans.

(c)           Except as set forth in Schedule 6.18(c), with respect to each Seller Benefit Plan, all required payments, premiums, contributions, or distributions for all periods ending through the Closing Date have been made when due, or, if not yet due, have been properly accrued in accordance with the requirements of GAAP and neither the execution or delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Business Employee, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Business Employee or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

(d)           Except as set forth in Schedule 6.18(d), each Seller Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other Laws, and there has been no notice issued by any Governmental Authority questioning or challenging such compliance.  Each Seller Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its tax-qualified status and the tax-exempt status of its accompanying trust established under Section 501(a) of the Code, and, since the issuance of any such determination or opinion letter, no events have occurred nor any circumstances exist that would adversely affect the tax-qualified status of any such Seller Benefit Plan.  There are no Actions (other than routine claims for benefits) pending or, to the Knowledge of Seller Parties, threatened involving any Business Employees with respect to any Seller Benefit Plans.

(e)           Except as set forth in Schedule 6.18(e), no Seller Benefit Plan entitles any Business Employee or beneficiary thereof to any retiree medical or other post-termination welfare benefits, except as specifically required by the continuation requirements of Part 6 of Title I of ERISA.

(f)            Except as set forth in Schedule 6.18(f), no Seller Party nor any of their ERISA Affiliates have ever maintained, sponsored, contributed to or been obligated to contribute to (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Sections 412 or 430 of the Code, (iii) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), or (iv) a “multiple employer plan” within the meaning of Section 413(c) of the Code.

6.19         Real Property.

(a)           Except as set forth in Schedule 6.19(a), neither Parent nor LendingTree, with respect to the Business, and no Seller owns, or holds an option to purchase or acquire, any real property.

(b)           Schedule 6.19(b) contains a complete and accurate list of the following:

(i)            all leases or licenses of real property and interests in real property and the buildings, structures and improvements thereon pursuant to which Parent or LendingTree, with respect to the Business, or any Seller is the lessee or licensee;

(ii)           all Contracts, options (and all amendments, extensions and modifications thereto) or contractual obligations (and all amendments, extensions and modifications thereto) with respect to the Facilities; and

(iii)          all policies of title insurance issued to any Seller Party with respect to the Facilities.

(c)            Except as set forth in Schedule 6.19(c), Seller Parties have the right under valid and existing leases to occupy and use the Facilities.  Neither the whole nor any portion of the Facilities has been condemned, requisitioned or otherwise taken by any Governmental Authority, and no Seller Party has received any notice that any such condemnation, requisition or taking is threatened.  All Facilities have received all required permits (including a certificate of occupancy or other similar certificate permitting lawful occupancy of the Facilities) required in connection with the operation thereof.

(d)           Except as set forth in Schedule 6.19(d), each Assumed Office Lease is in full force and effect.  No Seller Party is in breach of or in default of its obligations under any Assumed Office Lease.  Complete and correct copies of the Assumed Office Leases, including all amendments, extensions, modifications, exhibits, annexes and schedules thereto, have been delivered or made available to Buyer.

(e)           Except as set forth in Schedule 6.19(e), no Seller Party has received any notice that it is in violation of any zoning, use, occupancy, building, wetlands or environmental regulation, ordinance or other Law or requirement relating to the Facilities.

6.20         Vote Required.  Assuming the Parent Stockholder Approval is obtained, no approval of holders of securities of Parent, in their capacity as such, is necessary to approve this Agreement and the transactions contemplated hereby.

6.21         Solvency.  Immediately before and immediately after giving effect to the transactions contemplated by this Agreement, including the payment of all fees, expenses and other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, HLC Inc. is and will be Solvent.

6.22         Disclosure.  None of the representations or warranties of Seller Parties contained herein and none of the information contained in the Disclosure Schedule is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading in any material respect.

ARTICLE 7.                            PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the Interim Period (or, where expressly so provided, following the Closing):

7.1           Conduct of Business by Seller Parties.

(a)           Except with the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed) or as set forth on Schedule 7.1(c), Seller Parties shall, and shall cause the Subsidiaries to:  (i) conduct the Business only in the ordinary course of the Business consistent with past practice (except as required by Law) and in compliance with all Applicable Requirements; (ii) keep and maintain the Acquired Assets in good operating condition and repair consistent with past practice; (iii) use commercially reasonable efforts to maintain the Business intact and to preserve the goodwill of vendors, employees, service providers, borrowers and others having business relations with the Business; and (iv) continue the prior course of dealing among each of the Business and HLC Inc., on the one hand, and each of the other Seller Parties, on the other hand, consistent with past practice (except as required by Law) in all material respects.

(b)           Seller Parties shall, and shall cause the Subsidiaries to, use commercially reasonable efforts to cooperate with Buyer and its Affiliates in connection with their integration and transition planning with respect to the Business, the Acquired Assets and the Hired Employees, including using commercially reasonable efforts to cooperate with respect to integration and transition planning related to (i) business continuity and disaster recovery, (ii) physical security, (iii) policies, procedures, documentation, testing and risk assessments related to compliance with Law, (iv) information technology, (v) accounting and reporting, (vi) cash management and reconciliation, (vii) data,  information and website security, (viii) human resources matters, including pre-employment processing, (ix) marketing (both online and traditional) and branding, including integration between campaign management and lead management systems, interfaces and integration of the pricing engine to the lead generators, re-branding the loan processing site to comply with Buyer look and feel guidelines and testing and integration of websites with Buyer web properties and (x) procuring any Contracts with Third Parties as may be reasonably requested by Buyer.  Seller Parties will reasonably cooperate with Buyer’s efforts to enhance existing Business policies, procedures, documentation and practices commensurate with requirements for operating the Business within an insured depository institution and bank holding company.  Notwithstanding anything to the contrary herein, (A) Seller Parties shall not be obligated to incur any third party costs or expenses in connection with this Section 7.1(b), and (B) Seller Parties shall not be in breach of any provision of this Agreement as a result of any changes implemented by Buyer or at the request of Buyer (and no action or inaction taken at the request of Buyer, or any impact therefrom, shall be used by Buyer as a reason not to close).

(c)           Without limiting the provisions of Section 7.1(a), but except as otherwise contemplated herein, as set forth in Schedule 7.1(c) or with the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), (x) Parent and LendingTree shall not, with respect to the Business, (y) Sellers shall not and (z) Sellers shall cause the Subsidiaries not to:

(i)            make any capital expenditure or capital expenditures in excess of (A) on or prior to the Initial End Date, $150,000 (individually or in the aggregate) or (B) after the Initial End Date, $300,000 (individually or in the aggregate, including any capital expenditures prior to the Initial End Date);

(ii)           enter into any Contract for the purchase, sale or lease (as lessor or lessee) of real property or exercise any option to extend an Assumed Office Lease;

(iii)          other than in the ordinary course of the Business consistent with past practice, sell, lease (as lessor), transfer, abandon or otherwise dispose of, license, mortgage or pledge, or impose or suffer any Encumbrance (other than Permitted Encumbrances) on, any of its assets or properties, except for any asset which is obsolete; provided, that, after the Initial End Date, each of Parent and LendingTree, with respect to the Business, and Sellers and the Subsidiaries may mortgage or pledge, or impose or suffer an Encumbrance on, any of its assets or properties so long as such mortgage, pledge or Encumbrance (to the extent that it affects any Acquired Asset) will by its express terms be automatically released and terminated concurrently with or prior to the Closing;

(iv)          (A) on or prior to the Initial End Date, enter into any Contract which would have been required to be set forth on Schedule 6.13(a) if in effect on the date hereof, (B) after the Initial End Date, enter into any Contract which would have been required to be set forth on Schedule 6.13(a) (with all dollar amounts set forth in Section 6.13(a) multiplied by two) if in effect on the date hereof, (C) on or prior to the Initial End Date, amend, modify or terminate any Assumed Contract or (D) after the Initial End Date, materially amend or modify, or terminate, any Assumed Contract;

(v)           enter into, amend, terminate or adopt any Benefit Plan with respect to any Business Employee (including any Contract with respect to any Business Employee), or offer to do any of the foregoing, other than (A) as required by any such existing Benefit Plan or existing Contract or by Law or (B) in connection with any such actions not targeted to the Business Employees and taken in the ordinary course of business of Seller Parties (other than Sellers);

(vi)          make (or offer to make) any change in the compensation of any Business Employee other than changes made in the ordinary course of the Business consistent with past practice, required by existing Contracts or required by any Law, including any federal Law governing the compensation of loan officers;

(vii)         make (or offer to make) to any Business Employee any offer of employment or other engagement (or continued employment or engagement) with any Seller Party or any Affiliate of any Seller Party, for employment or other engagement at any time following the Closing;

(viii)        transfer or otherwise reassign (or offer to transfer or otherwise reassign) any Key Person to any position other than the position that such Key Person holds as of the date of this Agreement, nor assign any such Key Person to perform any duties other than those duties that such Key Person has as of the date of this Agreement or duties in connection with effectuating the Transactions;

(ix)           induce, solicit, recruit or encourage either individually or indirectly in conjunction with or through any other Person, any Key Person (A) to leave the employ of, or violate the terms of his or her Contract or any other employment arrangement with, any Seller or any of their Affiliates or (B) to negotiate any material terms or to reject any offer of employment or other engagement that such Key Person may receive from Buyer or one of its Affiliates (without limiting or otherwise affecting any other obligation that any Seller has under this Agreement);

(x)            make any written or oral communication regarding the terms and conditions of any offer of employment or other engagement that Buyer or one of its Affiliates may make to any Business Employee;

(xi)           create, incur, assume or guarantee any funded debt, other than in the ordinary course of the Business consistent with past practice (except as required by Law); provided, that, after the Initial End Date, each of Parent and LendingTree, with respect to the Business, and Sellers and the Subsidiaries may create, incur, assume or guarantee any funded debt so long as any mortgage, pledge or Encumbrance on any of the Acquired Assets incurred in connection with such funded debt will by its express terms be automatically released and terminated concurrently with or prior to the Closing;

(xii)          cancel, compromise, waive or release any right or claim (or series of related rights and claims) under or with respect to the Acquired Assets involving more than $50,000 (on or prior to the Initial End Date) or $100,000 (after the Initial End Date);

(xiii)         delay or postpone the payment of accounts payable or other Liabilities under or with respect to any Acquired Asset, other than in the ordinary course of the Business consistent with past practice (except as required by Law);

(xiv)        accelerate or cause the acceleration of the collection or receipt of any accounts receivable under or with respect to any Acquired Asset, other than in the ordinary course of the Business consistent with past practice (except as required by Law);

(xv)         make any material change in the accounting principles, methods, practices or policies applied in the preparation of the Financial Statements of HLC Inc.,

including policies and practices with respect to loan loss obligations, unless such change is required by Law or GAAP;

(xvi)        solely to the extent HLC Inc., HLC Escrow or the Subsidiaries are parties to an Action, settle or compromise such Action with respect to Sellers or the Subsidiaries for an amount in excess of $1,000,000, other than (A) litigation or arbitration relating to Taxes attributable to any Pre-Closing Tax Period or (B) repurchase obligations under any Investor Agreement;

(xvii)       amend its Organizational Documents;

(xviii)      merge with or into or consolidate with, or acquire all or a material portion of the assets or equity interests of, or otherwise acquire or make any equity investment in, any Person (it being understood that Parent may enter into a binding agreement for a Permitted Transaction);

(xix)         grant any option or right to purchase any equity interest of HLC Inc., HLC Escrow or the Subsidiaries; issue or commit to issue any equity interest, or any security convertible into or exchangeable for any such equity interest, of HLC Inc., HLC Escrow or the Subsidiaries to any Person other than Parent or a wholly-owned subsidiary of Parent; or grant any registration rights with respect to any equity interest of HLC Inc., HLC Escrow or the Subsidiaries;

(xx)          make any loan or advance to any Business Employee other than normal advances of business expenses that will be reimbursed prior to Closing;

(xxi)         not market, sell or originate any mortgage product or service that was not marketed, sold or originated by HLC Inc. during the 30-day period prior to the date of this Agreement, other than any products that qualify as “prime” and are locked and sold on a committed basis to Tier 1 Investors, or other investors that are consented to by Buyer, such consent not to be unreasonably withheld; or

(xxii)        authorize, approve, agree or commit to do any of the foregoing.

7.2           Access to Information.  Upon reasonable notice, Seller Parties shall, and shall cause their Affiliates to, afford to the Buyer, its Affiliates and their respective Representatives, reasonable access during normal business hours during the Interim Period, coordinated through those persons listed on Schedule 7.2, to the properties, books and records of the Business as Buyer, its Affiliates and their respective Representatives may reasonably request, and Seller Parties shall, and shall cause their Affiliates to, furnish promptly to Buyer, its Affiliates and their respective Representatives such additional information concerning the Business, the Business Employees or the Acquired Assets as Buyer, its Affiliates and their respective Representatives may reasonably request; provided, that no Seller Party nor any of their Affiliates shall have any obligation to provide Buyer with access to, or provide Buyer, its Affiliates and their respective Representatives with, any information the disclosure of which would violate any Applicable Requirement or result in a breach of the confidentiality provisions of any Contract to which any Seller Party or any of their Affiliates is bound; provided, further, that Seller Parties and their Affiliates shall be entitled to withhold only such information that may not be provided without causing such violation or breach.  Buyer shall, and shall cause its Affiliates and their respective Representatives to, use reasonable efforts to prevent such access and inspection from materially interfering with the business operations of Seller Parties.  No investigation made by Buyer, its Affiliates or their respective Representatives hereunder shall affect any of the representations, warranties, covenants and obligations of Seller Parties hereunder.

7.3           Efforts to Close.

(a)           Each Party will use its reasonable efforts to take such actions and do such things necessary, proper, or advisable to consummate, make effective, and comply with all of the terms of this Agreement (including satisfaction, but not waiver, of the Closing conditions for which it is responsible or otherwise in control, as set forth in ARTICLE 9).  Each Party shall cooperate with the others in connection with all actions to be taken in connection with the foregoing sentence (including satisfaction, but not waiver, of the Closing conditions for which it is responsible or otherwise in control, as set forth in ARTICLE 9).  Sellers will, and will cause their Affiliates to, give any notices to Third Parties, and will use their reasonable efforts to obtain any consents of Third Parties, referred to herein or otherwise required to be made or obtained in order to transfer or assign any of the Acquired Assets to Buyer hereunder.  The form and content of all such notices and consents shall be mutually agreeable to the Parties, acting reasonably.  Without limiting the foregoing, each Party shall cooperate with the others in order to identify any hedging instruments relating to Seller Pipeline Loans that bear interest rate guarantees and negotiate and enter into, at closing, such instruments of assignment and assumption that may be necessary in order to transfer such hedging instruments to Buyer and to counterparties reasonably acceptable to Buyer.

(b)           Without limiting the generality of Section 7.3(a), each of the Parties will use its reasonable efforts to obtain all permits, consents, approvals and authorizations of all Governmental Authorities necessary to consummate the transactions contemplated hereby, including the consents and approvals referred to in Section 5.2 of the Buyer Disclosure Schedule and Schedule 6.2.  In furtherance (but not in limitation) of the foregoing, Sellers and Buyer shall file any required applications, notice or other filings with Governmental Authorities as soon as reasonably practicable after the execution hereof.  To the extent permitted by Law, each Party shall keep the others apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and shall promptly inform the other Parties of any oral communication with, and provide copies of any written communications with, any Governmental Authority regarding the transactions contemplated under this Agreement.  To the extent permitted by Law, each Party agrees, upon request, to furnish the other Parties with all information concerning itself, its subsidiaries (if applicable), directors, officers and stockholders, and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Parties or any of their respective subsidiaries (if applicable) to any Third Party or Governmental Authority in connection with the Transactions.  The Seller Parties shall reasonably cooperate with the Buyer in connection with Buyer’s efforts to enter into new investor agreements; provided, that the foregoing shall not obligate any Seller Party to expend any funds or enter into any Contract.

(c)           Buyer shall apply for the FDIC Approval within 30 days following the date hereof, and if Buyer fails to do so, then, notwithstanding anything to the contrary herein,

Buyer shall not have any rights to extend the End Date under Section 10.1(b) (meaning the End Date shall be 150 days following the date hereof unless extended by Parent pursuant to Section 10.1(b)(i)).

(d)         To the extent permitted by Law, Buyer shall provide HLC Inc. with monthly updates (or more frequently as may be reasonably requested by HLC Inc.) related to Buyer’s process of obtaining the FDIC Approval and shall promptly inform the Seller Parties if Buyer or its Affiliates become aware that the FDIC Approval is reasonably likely to be materially delayed, conditioned or withheld.

(e)          Within a reasonable period of time following the date hereof, Buyer shall contact each Tier 1 and Tier 2 Investor and, thereafter, shall use its reasonable efforts to submit all requested materials to each Tier 1 or Tier 2 Investor for approval within a reasonable period of time after being requested to do so by such Tier 1 or Tier 2 Investor.

(f)          Buyer shall provide HLC Inc. with a copy of each written proposal, term sheet or other Contract from a Tier 1 or Tier 2 Investor concerning a potential investor agreement and each written proposal, term sheet or other Contract that Buyer provides to a Tier 1 or Tier 2 Investor concerning a potential investor agreement; provided, that Buyer shall have no obligation to provide HLC Inc. with any such materials the disclosure of which would violate any Law or result in a breach of the confidentiality provisions of such proposal, term sheet or other Contract, or any other Contract to which Buyer or any of its Affiliates is a party or bound.  Buyer shall also provide HLC Inc. with monthly updates (or more frequently as may be reasonably requested by HLC Inc.) related to Buyer’s process of obtaining the Bona Fide Proposals and shall promptly inform the Seller Parties if Buyer or its Affiliates become aware that satisfaction of the condition set forth in Section 9.1(m) is reasonably likely to be materially delayed, conditioned or withheld.

(g)         Notwithstanding the foregoing or anything else in this Agreement to the contrary, (i) none of any Seller Party, Buyer or any of their respective Affiliates shall have any obligation to offer or pay any consideration (other than customary filing or processing fees with Governmental Authorities) in order to obtain any consents, approvals or authorizations referred to in this Section 7.3 and (ii) Sellers shall not, and shall cause their Affiliates not to, make any agreement or understanding affecting the Acquired Assets, the Assumed Liabilities or the Business as a condition for obtaining any such consents, approvals or authorizations except with the prior written consent of Buyer.

7.4                                 Bulk Transfer Compliance.  Buyer and Sellers hereby mutually agree to waive compliance with the provisions of any bulk transfer or sales Laws, to the extent applicable to the Transactions.

7.5                                 Proxy Statement.

(a)           Covenants of Parent with Respect to the Proxy Statement.  As promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and shall cause to be filed with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) for use in connection with the meeting of Parent’s stockholders to be held for the purpose of voting upon the approval of the transactions contemplated by this Agreement (the “Stockholders’ Meeting”).  Parent shall include in the Proxy Statement, unless the Board of Directors of Parent has made a Permitted Change of Recommendation in compliance with Section 7.7(e), the Parent Recommendation.  Parent shall use all reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement and to have the Proxy Statement cleared by the SEC as promptly as practicable after its filing with the SEC.  Parent covenants and agrees that none of the information to be included in the Proxy Statement (other than any information supplied by Buyer for use in the Proxy Statement) will, at the time of (i) the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Parent shall ensure that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

(b)           Covenants of Buyer with Respect to the Proxy Statement.  Buyer shall use all reasonable best efforts to cooperate with Parent to respond to any comments by the SEC staff in respect of the Proxy Statement.  Buyer covenants and agrees that none of the information with respect to Buyer or its Affiliates to be included in the Proxy Statement will, at the time of (i) the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           Cooperation.  The Parties shall reasonably cooperate and consult with each other in the preparation of the Proxy Statement and Parent will provide Buyer a reasonable opportunity for review and comment on the draft Proxy Statement (including each amendment or supplement thereto) prior to filing and any responses to comments by the SEC staff on the Proxy Statement or any amendments or supplements to the Proxy Statement.  Parent shall promptly (i) notify Buyer of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for amendments of, or supplements to, the Proxy Statement, and (ii) provide Buyer with copies of all filings made with the SEC and all correspondence between Parent and the SEC with respect to the Proxy Statement.

(d)           Mailing of Proxy Statement; Amendments.  As promptly as reasonably practicable after the Proxy Statement has been cleared by the SEC, Parent shall mail the Proxy Statement to the holders of Parent’s common stock as of the record date established for the Stockholders’ Meeting and, unless the Board of Directors of Parent has made a Permitted Change of Recommendation in compliance with Section 7.7(d), shall use reasonable best efforts to solicit proxies and votes in favor of the approval of the transactions contemplated by this Agreement and shall take all other action reasonably necessary or advisable to secure the approval of the transactions contemplated by this Agreement.  If, at any time prior to the Closing, any event or circumstance relating to any Seller Party or Buyer or any of their respective Affiliates, or their respective officers or directors, or any false or misleading information in the Proxy Statement, should be discovered by any Seller Party or Buyer, respectively, which, pursuant to the Exchange Act, should be set forth, supplemented or corrected, as the case may be, in an amendment or a supplement to the Proxy Statement, such

Party shall promptly inform the other Parties (in which case the Parties shall cooperate to effect the applicable amendment or supplement).

7.6                                 Stockholders’ Meeting.  Parent shall, as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Stockholders’ Meeting.  Unless the Board of Directors of Parent has made a Permitted Change of Recommendation, Parent shall, through its Board of Directors, recommend to its stockholders the approval of this Agreement and the transactions contemplated by this Agreement (the “Parent Recommendation”), and take all other action necessary or advisable to secure the Parent Stockholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the obligation of Parent to call, give notice of, convene and hold the Stockholders’ Meeting and to hold a vote of Parent’s stockholders on the approval of this Agreement and the transactions contemplated by this Agreement at the Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal) or by a Change of Recommendation.  In any case in which Parent makes a Change of Recommendation, (a) Parent shall nevertheless submit the transactions contemplated by this Agreement to a vote of its stockholders and (b) the Proxy Statement and any and all accompanying materials (including the proxy card, the “Proxy Materials”) shall be the same in form and content to that which would have been prepared by Parent had no Change of Recommendation been made, except for changes to the Proxy Materials stating and explaining the reasons for the Change of Recommendation, including, if applicable, describing matters relating to the Superior Proposal or other event giving rise to the Change of Recommendation, and such other changes as are required by Law or which the Board of Directors of Parent determines that the failure to make would constitute, or would be reasonably likely to constitute, a breach of the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under Law.  Parent agrees that, prior to the termination of this Agreement, it shall not submit to the vote of its stockholders any Acquisition Proposal (whether or not a Superior Proposal) or propose to do so.  For the avoidance of doubt, Parent shall not be required to hold the Stockholders’ Meeting if this Agreement is validly terminated in accordance with Section 10.1.

7.7                                 No Solicitation of Acquisition Proposal.

(a)           From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 10.1, neither the Seller Parties nor any of their Affiliates shall, and each of the Seller Parties shall use its reasonable best efforts to cause their respective Representatives not to, directly or indirectly:  (i) solicit, initiate, assist or knowingly facilitate or encourage the making of any Acquisition Proposal or any inquiry, offer or proposal that may reasonably be expected to lead to any Acquisition Proposal; (ii) enter into, engage or participate in, or continue any negotiations regarding any Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to, any Acquisition Proposal; (iii) furnish to any person or group (other than Buyer and its Affiliates) any non-public information relating to Parent or any of its Affiliates in connection with an Acquisition Proposal; (iv) engage or participate in discussions with any Person with respect to any Acquisition Proposal or any proposal, inquiry or offer that may reasonably be expected to lead to any Acquisition Proposal; or (v) approve, endorse or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into any letter of intent or similar document or any agreement, commitment or other Contract relating to any Acquisition Proposal or any inquiry, offer or proposal that may reasonably be expected to lead to, any Acquisition Proposal.  Without limiting the foregoing, Seller Parties agree that any breach of this Section 7.7(a) by any Seller Party or any of their Affiliates or any of Seller Parties’ or their Affiliates’ respective executive officers or directors or any financial advisors, outside legal counsel, accountants or other advisors retained in connection with the Transactions or in connection with a Permitted Transaction, shall constitute a breach of this Section 7.7(a) by Seller Parties.

(b)           Notwithstanding any limitations set forth in this Agreement, if after the date hereof and prior to the receipt of the Parent Stockholder Approval, Parent receives an unsolicited, bona fide written Acquisition Proposal that (i) did not result from a violation of this Section 7.7 and (ii) the Board of Directors of Parent determines in good faith after consultation with Parent’s outside legal and financial advisors that (A) such Acquisition Proposal constitutes or would reasonably be likely to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal and (B) the failure to take the actions described in clauses (x) and (y) below would constitute, or would reasonably be likely to constitute, a breach of the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under Law, then Parent may, at any time prior to the receipt of the Parent Stockholder Approval, take the following actions:  (x) furnish non-public information with respect to Parent and its subsidiaries to the third party making such Acquisition Proposal if, and only if, such information has been previously or is promptly (and in any case within 24 hours) provided to Buyer and prior to so furnishing such information, Parent receives from the third party an executed confidentiality agreement with terms no less favorable in the aggregate to the third party than the Confidentiality Agreement is to Buyer and (y) engage or participate in discussions or negotiations with such third party with respect to the Acquisition Proposal; provided, however, that as promptly as reasonably practicable following Parent taking such actions as described in clauses (x) or (y) above (and in any event within 24 hours), Parent shall provide written notice to Buyer of such determination as provided for in clause (ii) above, the identity of the third party making such Acquisition Proposal and the terms and conditions of the Acquisition Proposal.  Parent shall keep Buyer reasonably informed on a current basis of the status of any such discussions or negotiations.

(c)           Except as provided or permitted by this Section 7.7, neither Parent nor the Board of Directors of Parent nor any committee thereof shall (i) formally determine to change, qualify, withdraw or modify, or publicly propose to change, qualify, withdraw or modify the Parent Recommendation in a manner adverse to Buyer, (ii) fail to include the Parent Recommendation in the Proxy Statement distributed to stockholders; (iii) make any other statement in connection with the Stockholders’ Meeting materially inconsistent with the Parent Recommendation which is not promptly (and in any case no later than 24 hours after the written request by Buyer) retracted and corrected by Parent, together with a reaffirmation of the Parent Recommendation in a press release following the written request by Buyer; (iv) refuse to publicly reaffirm the Parent Recommendation following any written request by Buyer to provide such reaffirmation following receipt or public disclosure of an Acquisition Proposal prior to the earlier of (x) ten (10) days following such request and (y) five (5) Business Days prior to the Stockholders’ Meeting; (v) formally determine to recommend, endorse, adopt or approve, or publicly propose to recommend, endorse, adopt or approve, any Acquisition Proposal or any letter of intent or agreement in principle or any Contract (other than a confidentiality agreement executed in accordance with Section 7.7) providing for, relating to or in connection with, any Acquisition Proposal; or (vi) formally determine to take any action to make the provisions of any anti-takeover Law or any restrictive provision of any applicable anti-takeover provision in Parent’s Organizational Documents inapplicable to any transactions contemplated by an Acquisition Proposal ((any of the actions or events described in clauses “(i),” “(ii)”, “(iii)”, “(iv)”, “(v)” or “(vi)” a “Change of Recommendation”).

(d)                                 If prior to the receipt of the Parent Stockholder Approval, either:

(i)            Parent receives a written, bona fide Acquisition Proposal and a breach by Parent, its Affiliates or their respective Representatives of this Section 7.7 has not contributed to the making of such Acquisition Proposal, and the Board of Directors of Parent determines in good faith after consultation with outside legal and financial advisors that the proposal is a Superior Proposal and failure to effect a Change of Recommendation would constitute, or would reasonably be likely to constitute, a breach of the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under Law, or

(ii)           other than in connection with an Acquisition Proposal, the Board of Directors of Parent determines in good faith, in response to the occurrence of a Parent Intervening Event and after consultation with outside legal and financial advisors, that the failure of the Board of Directors of Parent to effect a Change of Recommendation would constitute, or would reasonably be likely to constitute, a breach of the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under Law, then the Board of Directors of Parent may effect a Change of Recommendation (a “Permitted Change of Recommendation”); provided, that with respect to clause (i), (x) Parent shall have first (A) provided five (5) Business Days’ prior written notice (a “Notice of Superior Proposal”) to Buyer that it is prepared to effect a Permitted Change of Recommendation in response to a Superior Proposal, which notice shall include the terms and conditions of the Superior Proposal, copies of the agreements proposed to effect such Superior Proposal and the identity of the Person making such proposed Superior Proposal (it being understood and agreed that any amendment to the financial terms or any material amendment of any such Superior Proposal shall require a new Notice of Superior Proposal and a new five (5) Business Day period), and (B) during such five (5) Business Day period, if requested by Buyer, engage in good faith negotiations with Buyer to amend this Agreement in such a manner that any Acquisition Proposal which was determined to be a Superior Proposal would no longer constitute a Superior Proposal and (y) at the end of such five (5) Business Day period (or at such earlier time following receipt of a Notice of Superior Proposal that Buyer notifies Parent that it is not interested in pursuing further negotiations to amend this Agreement), such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes, which have not been withdrawn, to the terms of this Agreement proposed by Buyer following a Notice of Superior Proposal, as a result of the negotiations required by sub-clause (B) or otherwise) and (2) in the case of clause (ii), (I) Parent shall have first provided five (5) Business Days’ prior written notice (“Notice of a Proposed Change of Recommendation”) to Buyer that it is prepared to effect a Permitted Change of Recommendation in response to a Parent Intervening Event and describing such Parent Intervening Event and during such five (5) Business Day period, if required by Buyer, engage in, and cause its Representatives and Affiliates to engage in, good faith negotiations with Buyer and its Representatives to amend this Agreement and at the end of such five (5)  Business Day period, the Board of Directors of Parent, after taking into account all changes, which have not been withdrawn, to the terms of this Agreement proposed by Buyer following such Notice of a Proposed Change of Recommendation, again determines in good faith that the failure to effect a Change of Recommendation would constitute, or would reasonably be likely to constitute, a breach of the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under Law.

(e)                                  Parent shall advise Buyer promptly (and in any event within 24 hours) of (i) any Acquisition Proposal or any Permitted Transaction Proposal or indication, inquiry, proposal or offer with respect to or that may reasonably be expected to lead to any Acquisition Proposal or any Permitted Transaction Proposal, (ii) any request for non-public information relating to Parent, any other Seller Party, any Subsidiary, the Business or the Acquired Assets and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal or a Permitted Transaction Proposal, including in each case the identity of the Person making any such Acquisition Proposal, Permitted Transaction Proposal or indication, inquiry, offer or proposal, and the material terms of any such Acquisition Proposal, Permitted Transaction Proposal or indication, inquiry, offer or proposal.  Parent shall keep Buyer reasonably informed on a current basis of any material changes to the terms of any such Acquisition Proposal, Permitted Transaction Proposal or indication or inquiry.

(f)                                    Nothing contained in this Agreement shall prohibit Parent or the Board of Directors of Parent from (i) disclosing to Parent’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of Parent (or a committee thereof, as applicable) has reasonably determined in good faith, after consultation with outside legal and financial advisors, that the failure to do so would constitute, or would reasonably be likely to constitute, a breach of any Law; provided, however, that (A) any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a “stop, look and listen”, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Parent Recommendation shall be deemed to be a Change of Recommendation and (B) neither Parent nor Parent’s Board of Directors (nor any committee thereof) shall make any Change of Recommendation except in accordance with the other provisions of this Section 7.7.

(g)                                 As used in this Agreement:

(i)            “Acquisition Proposal” means any proposal or offer from any Person or group other than Buyer and its Affiliates to effect:  (A) any direct or indirect acquisition or purchase, in any single transaction or series of related transactions, by any such Person or group of Persons, of any of the Acquired Assets excluding purchases or acquisitions that are not prohibited under Section 7.01(c)(iii); (B) any direct or indirect acquisition or purchase by any Person or group of Persons of 15% or more of the total outstanding voting securities of Parent; (C) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that if consummated, would result in any Person or group beneficially owning 15% or more of the total outstanding voting securities of Parent; or (D) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving Parent or any of its subsidiaries as a result of which any Person or group acting in concert, other than Parent or a subsidiary of Parent, would acquire assets or securities described in clause (A), (B) or (C) above; provided, however, that a Permitted Transaction Proposal shall not be deemed to be an Acquisition Proposal;

(ii)           “Parent Intervening Event” means an event or circumstance material to the Parent and its subsidiaries, taken as a whole (other than any event or circumstance resulting from a breach of this Agreement by any Seller Party), that was unknown to or the consequences of which would not be reasonably foreseeable to the Board of Directors of Parent on the date hereof, which event or circumstance becomes known to the Board of Directors of Parent prior to the Parent Stockholder Approval; provided, however, that (A) in no event shall the receipt, existence or terms of an Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, constitute a Parent Intervening Event, (B) in no event shall events or circumstances arising from the announcement or the existence of, or any action taken by any Party pursuant to and in compliance with the terms of, this Agreement constitute a Parent Intervening Event and (C) in no event shall any increase in the market price of Parent’s common stock, in and of itself, constitute a Parent Intervening Event (provided that the event or circumstance underlying such increase in the market price of Parent’s common stock shall not be excluded, and may be taken into account, in determining whether there is a Parent Intervening Event);

(iii)          “Permitted Transaction Proposal” means any proposal from any Person or group other than Buyer and its Affiliates that would be an Acquisition Proposal (but for the proviso excluding Permitted Transactions from the definition of Acquisition Proposal) and which contemplates a transaction, or a series of transactions, (A)(w) pursuant to which Parent will merge with or into, or consolidate with, a Third Party or that will result in an acquisition of all or substantially all of the assets (including equity interests of Parent’s subsidiaries but other than any Acquired Assets) or equity interests of Parent, (x) that cannot be consummated until the earlier of the Closing hereunder or the termination of this Agreement in accordance with its terms, (y) in which the negotiation, entry into and performance by Parent and its Affiliates of the agreements relating to such transaction, or series of transactions, would not materially impede or delay the consummation of the Transactions and (z) pursuant to which such Third Party unconditionally agrees to assume all post-Closing obligations of Seller Parties pursuant to this Agreement and the other Transaction Documents; or (B) (x) which would result in any direct or indirect acquisition or purchase by any Person or group of Persons of in excess of 15% but less than 50% of the outstanding voting securities of Parent, (y) in which the negotiation, entry into and performance by Parent and its Affiliates of the agreements relating to such transaction, or series of transactions, would not materially impede or delay the consummation of the Transactions and (z) in which all persons who would acquire such outstanding voting securities prior to the receipt of Parent Stockholder Approval would execute a voting and support agreement in in a form consistent with the forms executed in connection with this Agreement by Parent’s stockholders other than Parent’s Chief Executive Officer, but providing that in the event of a Change of Recommendation due to a Superior Proposal, the aggregate percentage of shares required under all voting agrements to be voted in favor of this Agreement and the Transactions shall not exceed 35% of the shares of Parent’s common stock outstanding on the record date for the Stockholders’ Meeting (each transaction or series of transactions described in clauses (A) or (B) above, a “Permitted Transaction”); and

(iv)          “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal (except that the reference in clause (A) thereof to “any of the Acquired Assets” shall be replaced by “50% or more of the fair market value of the consolidated assets of Parent and its subsidiaries, taken as a whole” and the references in clauses (B) and (C) thereof to “15%” shall be replaced by “50%”) that is (A) on terms that the Board of Directors of Parent determines in good faith, after consultation with outside financial and legal advisors and consideration of all relevant factors, would, if consummated, result in a transaction that is more favorable from a financial point of view to Parent and its stockholders than the transactions contemplated by this Agreement (taking into account any binding proposal to amend the terms of this Agreement), (B) is reasonably capable of being completed on the terms set forth in the proposal within a reasonable period of time, taking into account all financial, legal, regulatory and other aspects thereof, and (C) to the extent external financing is required, includes committed financing.

(h)           During the period from the date of this Agreement through the earlier of the Closing and the date of termination of this Agreement, Parent shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to an Acquisition Proposal or standstill agreement to which Parent or any of its subsidiaries is a party (other than any involving Buyer) in a manner adverse to Buyer.  During such period, Parent shall use reasonable efforts to enforce the provisions of any such agreement, unless the Board of Directors of Parent determines in good faith, after consultation with its legal counsel, that such action would constitute, or would reasonably be likely to constitute, a breach of the fiduciary duties of the Board of Directors of Parent to Parent’s stockholders under Law.  Without limiting the generality of the foregoing, Parent shall promptly request (or, to the extent contractually permitted to do so, require) the return or destruction of any confidential information previously furnished by or on behalf of Seller Parties thereunder.

7.8           Notice of Events.  Each Party shall promptly notify the other Parties of any Action that shall be instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality or validity of any of the Transactions.  Seller Parties shall, and shall cause their Affiliates to, promptly notify Buyer of (i) any Action that may be threatened, brought, asserted or commenced against Seller Parties, the Subsidiaries or the Business that would have been listed on Schedule 6.7 if such Action had arisen prior to the date hereof and (ii) any other event or matter that becomes known to any Seller Party or any Subsidiary that would, or would reasonably be expected to, cause any representation or warranty contained in ARTICLE 6 to be untrue in any material respect.  No such notice shall affect any of the representations and warranties of a Party hereunder.  Seller Parties shall, and shall cause their Affiliates to, promptly notify Buyer of the occurrence of any of the events that has given or would give, with or without the passage of time or the giving of notice or both, rise to the right of Buyer to terminate this Agreement pursuant to Section 10.1(g).

7.9           Directors and Officers.  Sellers shall take all necessary action to ensure that, effective as of the Closing, the board of directors (or equivalent governing body) and officers of each Subsidiary shall consist of those individuals identified by Buyer prior to the Closing.

7.10         Escrow and Transition Services Agreements.  Each Seller Party and Buyer agrees that it will negotiate in good faith (a) a definitive Escrow Agreement in a manner consistent with, and containing the terms set forth in, Exhibit C and (b) a definitive transition services agreement in a manner consistent with, and containing the terms set forth in, Schedule 7.10(b) (the “Transition Services Agreement”), whereby Parent or its Affiliates will provide certain transition support to Buyer and Buyer will provide certain transition support to Seller Parties, in each case, on other such customary terms to which the Parties may agree, for execution by the applicable Seller Parties and Buyer on the Closing Date.

7.11         Owned Software.  At all times prior to the Closing, Seller Parties will make all modifications to the Owned Software necessary to reflect changes in Applicable Requirements.

7.12         Excludable Contracts.  Subject to the remaining provisions of this Section 7.12, the Parties agree that, except for purposes of Section 2.1(b), each Excludable Contract set forth on Schedule 1.1(a) shall be deemed to be an Assumed Contract hereunder.  Seller Parties shall use their reasonable efforts to obtain, as promptly as practicable following the date hereof, correct and complete copies of each Excludable Contract and shall, within 30 days following the date hereof, deliver to Buyer (a) correct and complete copies of all Excludable Contracts or (b) with respect to any Excludable Contract for which Seller Parties have been unable to obtain a correct and complete copy, a statement to such effect.  Within 30 days following such delivery by Seller Parties, Buyer shall provide to Seller Parties a list of each Excludable Contract that Buyer has determined, in its sole discretion, to be an Assumed Contract for purposes of Section 2.1(b).  On or prior to the Closing Date, the Parties shall amend subsection (b) of Schedule 2.1 to include on such Schedule each Excludable Contract identified by Buyer on such list.  For the avoidance of doubt, any Excludable Contract that is not identified by Buyer on such list shall, for all purposes of this Agreement, be deemed to be an Excluded Asset.

7.13         Compliance Certificates.  Within five (5) Business Days following the end of each calendar month (the “Reference Month”) during the Interim Period, Parent shall deliver to Buyer a certificate, which shall be signed by the Chief Executive Officer or Chief Financial Officer of Parent, substantially in the form of Schedule 7.13 attached hereto (each a “Compliance Certificate”), certifying as to the matters set forth in Schedule 7.13 with respect to the applicable Reference Month.

ARTICLE 8.                         ADDITIONAL COVENANTS

8.1                                 Further Assurances.

(a)           Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, (i) at Buyer’s request and without further consideration, Seller Parties shall, and shall cause their controlled Affiliates to, execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Buyer may reasonably deem necessary or desirable in order more effectively to transfer, convey and assign to Buyer, and to confirm Buyer’s title to, all of the Acquired Assets, and (ii) at any Seller’s request and without further consideration, Buyer shall execute and deliver to Sellers such other instruments of transfer, assumption, guarantee and confirmation, provide such materials and information and take such other actions as any Seller may reasonably deem necessary or desirable for Buyer to assume all of the Assumed Liabilities from Seller.

(b)           Without limiting Section 8.1(a), if at any time following the Closing Date, any Party becomes aware of any asset, right, property or Contract that was (i) not included in the Acquired Assets, (ii) not an Excludable Contract, (iii) not an asset of a Seller, (iv) in the case of any Contract, not made available to Buyer, and (v) was necessary for the operation of the Business, then, at Buyer’s request and without further consideration, Seller Parties shall, or shall cause an Affiliate of Seller Parties to, take such actions as are necessary to assign, transfer,  convey and deliver to Buyer such asset, right, property or Contract, free and clear of any Encumbrances, other than Permitted Encumbrances.

8.2           Confidentiality.

(a)           Seller Parties shall, and shall cause each of their respective Affiliates to, hold all of the Confidential Information of the Business, the Acquired Assets or the Subsidiaries in the strictest confidence, refrain from using any of such Confidential Information and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of such Confidential Information that are in the possession of any Seller or any of their respective Affiliates; provided, however, that Seller Parties may retain such Confidential Information to the extent necessary for, and solely for the purpose of, compliance with their obligations under the Investor Agreements and Warehousing Agreements or Law.  If any Seller Party or any of their respective Affiliates is ever requested or required to disclose any such Confidential Information of the Business, the Acquired Assets or the Subsidiaries, then, to the extent not prohibited by Law, Seller Parties shall notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with this Section 8.2.  If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is compelled to disclose any such Confidential Information to any Governmental Authority, then such Person may disclose such Confidential Information (and only such portion of such Confidential Information as is required to be disclosed) to the Governmental Authority; provided, however, that such Person will use its reasonable efforts to obtain, at the request of Buyer, an order or other assurance (as Buyer may designate) that confidential treatment will be given to such portion of such Confidential Information required to be disclosed.  Notwithstanding anything to the contrary herein, nothing herein shall prohibit the ability of a Party or any Affiliate thereof from making disclosures, that such Person is advised by outside legal counsel are required to be disclosed pursuant to Law or the rules or regulations of securities exchanges; provided, however, that prior to making any such disclosure, such Party shall use reasonable best efforts to notify each other Party hereto of such disclosure, provide the other Parties with a reasonable opportunity to review and comment on such disclosure and consider, in good faith, all comments made by such other Parties with respect thereto.  Notwithstanding the foregoing, Seller Parties shall be permitted to disclose Confidential Information relating to the Transactions to any Person owning in excess of five percent (5%) of the outstanding common stock of Parent who has executed a valid and binding confidentiality agreement in form and substance reasonably acceptable to Buyer.

(b)           Seller Parties shall, and shall cause each of their respective Affiliates to, maintain the confidentiality of any Confidential Information of Discover Financial Services and its Affiliates disclosed, furnished or made available to Parent and its Affiliates pursuant to the Confidentiality Agreement using procedures no less rigorous than those used to protect and preserve the confidentiality of their own similar proprietary information.  In no event shall any Seller Party or any of their respective Affiliates use less than a reasonable degree of care to protect and preserve the Confidential Information of Discover Financial Services, including an obligation to not, without Buyer’s prior written permission: (i) transfer or disclose any of Discover Financial Services’ Confidential Information to any Third Party; (ii) use any of Discover Financial Services’ Confidential Information for any purpose other than in furtherance of the Transactions; or (iii) take any other action with respect to Discover Financial Services’ Confidential Information inconsistent with the confidential and proprietary nature of such information.  Notwithstanding clause (i) of this Section 8.2(b), Seller Parties and their respective Affiliates may disclose Discover Financial Services’ Confidential Information (A) to a Seller Party’s Representatives who have a need to know such Confidential Information solely in furtherance of Transactions; provided, however, that if Discover Financial Services’ Confidential Information is so disclosed, such Seller Party shall (x) cause its Representatives to comply with this Section 8.2(b) and (y) assume full responsibility for any breach of this Section 8.2(b) caused by any such Representatives and (B) to any Seller Party’s or any of their respective Affiliates’ federal and state governmental regulators, federal and state governmental examiners, federal and state governmental auditors and their respective Representatives.  If any Seller Party, any of their Affiliates or any of their Representatives is requested or required to disclose any of Discover Financial Services’ Confidential Information pursuant to a subpoena, court order, statute, law, rule, regulation, or other similar requirement, Parent shall, if lawfully permitted to do so, provide prompt notice of such request or requirement to Buyer so that Discover Financial Services may seek an appropriate protective order or other appropriate remedy or waive compliance with this Section 8.2(b).  If no such protective order or remedy is obtained, and such Person is, upon the advice of its counsel, compelled to disclose Discover Financial Services’ Confidential Information under pain of liability for contempt of court or other censure or Liability, or if Buyer waives compliance with this Section 8.2(b) in writing, such Person may disclose, without Liability, such Confidential Information in accordance with, but solely to the extent necessary, upon the advice of counsel, to comply with such request or requirement.

8.3           Non-Competition; Non-Solicitation.

(a)           In furtherance of the sale of the Acquired Assets and the Business to Buyer hereunder and more effectively to protect the value and goodwill of the Acquired Assets and the Business so sold, during the Restricted Period, except as expressly permitted by Section 8.6(b), Seller Parties, jointly and severally, agree that they will not, and will cause their controlled Affiliates not to, either directly or indirectly in conjunction with or through any other Person, including any of their controlled Affiliates, establish, take any steps to establish, own, manage, operate, control, invest in or otherwise engage in the business of origination, funding or sale of mortgages (collectively, the “Competing Business”) within the United States.  Notwithstanding anything herein to the contrary, (i) nothing in this Agreement shall prevent, hinder or constrain the operation of the Excluded Business, (ii) the ownership by Parent or any of its Affiliates of not more than five percent (5%) in the aggregate of any class of equity security of any publicly held corporation shall not, of itself, constitute a violation of this Section 8.3 and (iii) the obligations under this Section 8.3 shall not bind any Permitted Section 8.3 Acquirer who acquires Parent in the future in connection with a Permitted Section 8.3 Transaction.  For purposes of this Agreement:  (x) “Permitted Section 8.3 Transaction” means (I) any direct or indirect acquisition or purchase by any Permitted Section 8.3 Acquirer of 50% or more of the total outstanding voting securities of Parent, (II) any tender offer or exchange offer (including through the filing with the SEC of a Schedule TO), as defined pursuant to the Exchange Act, that, upon consummation, results in any Permitted Section 8.3 Acquirer beneficially owning 50% or more of Parent’s common stock or (III) any merger, consolidation, business combination, recapitalization, issuance of or amendment to the terms of outstanding stock or other securities, liquidation, dissolution or other similar transaction involving Parent or any of its subsidiaries as a result of which any Permitted Section 8.3 Acquirer would acquire securities described in sub-clause (I) or (II) above; and (y) “Permitted Section 8.3 Acquirer” means any Third Party that (I) if a Permitted Section 8.3 Transaction is entered into or consummated on or prior to the first anniversary of the Closing Date, derives less than twenty-five percent (25%) of its consolidated revenue from a Competing Business and (II) if a Permitted Section 8.3 Transaction is entered into or consummated after the first anniversary of the Closing Date, derives less than fifty percent (50%) of its consolidated revenue from a Competing Business.

(b)           During the Restricted Period, Seller Parties, jointly and severally, agree that they will not, and will cause their controlled Affiliates not to, either individually or indirectly in conjunction with or through any other Person, (i) to the extent not prohibited by Law, hire, employ or otherwise engage the services of any Hired Employee or (ii) induce, solicit, recruit or encourage any Hired Employee to leave the employ of Buyer or any of its Affiliates (as applicable) or violate the terms of his or her contract or any other employment arrangement with Buyer or any of its Affiliates; provided, that a general solicitation not targeted at Buyer’s employees shall not be deemed a breach of clause (ii) of this Section 8.3(b).

(c)           The Seller Parties acknowledge that (i) the temporal, geographic and scope of activity restrictions in this Section 8.3 are reasonable and appropriate because, among other things, the Parties are engaged in a highly competitive industry, (ii) Seller Parties and their controlled Affiliates have unique access to the trade secrets, know-how and other proprietary information relating to the Business (including the competitive strategic plans with respect to the Business), (iii) this Section 8.3 provides no more protection than is necessary to protect Buyer’s interest in the goodwill, trade secrets and Confidential Information of the Acquired Assets and the Business and (iv) Sellers are receiving significant consideration in connection with the Transactions.  The Parties agree that the damages that will accrue to Buyer by reason of any Seller’s or any of their respective Affiliates’ failure to observe any of their respective obligations under this Section 8.3 may not be measured solely in money and that, notwithstanding Section 12.9, if any Seller or any of their respective Affiliates violates any of its obligations under this Section 8.3, Buyer may be entitled to seek injunctive relief in connection with any such violation, in addition to any other remedies that Buyer may have.  Without limiting Section 12.9, it is the intent and understanding of each Party that if, in any Action before any court or other Governmental Authority legally empowered to enforce this Section 8.3, any term, restrictions, covenant or promise in this Section 8.3 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or other Governmental Authority.

8.4           Taxes.

(a)           Seller Parties will be liable for, will pay, and pursuant to ARTICLE 11 will jointly and severally indemnify and hold harmless Buyer Indemnified Persons and will reimburse Buyer Indemnified Persons for any Losses, arising from or in connection with:  (i) all Taxes imposed on any Seller Party or any Subsidiary, or for which any Seller Party or any Subsidiary may otherwise be liable, as a result of having been a member of a Tax Group (including Taxes for which any Seller Party or any Subsidiary may be liable pursuant to Treasury Regulation § 1.1502-6 or any similar provision of state, local or foreign law as a result of having been a member of a Tax Group and any Taxes resulting from any Seller Party or any Subsidiary ceasing to be a member of any Tax Group); and (ii) all Taxes (whether assessed or unassessed) applicable to the Business, the Acquired Assets, the Assumed Liabilities or any Subsidiary, in each case attributable to any taxable year or period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

(b)           Except as otherwise agreed to by the parties and as provided in the next sentence, whenever it is necessary to determine the liability for Taxes for a Straddle Period, the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after the Closing Date shall be determined by assuming that the taxable year or period ended at the close of the Closing Date.  With respect to any Straddle Period, HLC Inc. shall be liable for and pay any real, personal and intangible ad valorem Taxes (“Property Taxes”) equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on or prior to the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and Buyer shall be liable for and pay any other Property Taxes.

(c)           Buyer and Sellers shall cooperate in preparing, executing and filing sales, use, real estate, transfer and similar Tax Returns relating to the purchase and sale of the Assets, and also shall cooperate to minimize or avoid any transfer Taxes that might be imposed to the extent permitted by Law (such as, for example and not by way of limitation, Buyer providing Sellers with a copy of Buyer’s resale certificate, or such other instruments as will relieve Buyer or any Seller from liability for any transfer Tax).  Buyer and Sellers shall each pay one half of all such transfer Taxes incurred in connection with the purchase and sale of the Acquired Assets.

(d)           Seller Parties, on the one hand, and Buyer, on the other hand, will provide reimbursement for any Tax paid by one Party all or a portion of which is the responsibility of any other Party in accordance with the terms of this Section 8.4.  Within a reasonable time prior to the payment of any said Tax, the Party paying such Tax will give notice to the other Party of the Tax payable and the portion which is the Liability of each Party, although failure to do so will not relieve the other Party from its Liability hereunder.

(e)           HLC Inc. and Buyer shall make, or cause to be made, a joint election for HLC Settlement under Section 338(h)(10) of the Code and under any applicable similar provisions of state law with respect to the purchase of the equity interests in HLC Settlement (all such elections being referred to collectively as a “Section 338(h)(10) Election”) and at Closing HLC Inc. and Buyer shall execute three (3) copies of Internal Revenue Service Form 8023 and any similar state forms.  Buyer and Sellers shall cooperate fully in making the Section 338(h)(10) Election, including filing and executing such additional forms, returns, elections, schedules and other documents required to effect and preserve timely elections in accordance with Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state, local or foreign Tax law) or any successor provisions.

(f)            After the Closing Date, each Seller Party and Buyer shall:

(i)            Make available to the other Parties and to any Taxing authority as reasonably requested all relevant information, records, and documents relating to Taxes with respect to the Acquired Assets or income therefrom, the Liabilities or payments in respect thereof;

(ii)           Provide timely notice to the other in writing of any pending or proposed Tax audits (with copies of all relevant correspondence received from any taxing authority in connection with any Tax audit or information request) or Tax assessments with respect to the Assets or income therefrom, the Liabilities or payments in respect thereof, for taxable periods for which the other may have a liability under this Section 8.4; and

(iii)          The Party requesting assistance or cooperation shall bear any other Party’s reasonable out-of-pocket expenses in complying with such request to the extent that those expenses are attributable to fees and other costs of unaffiliated third party service providers.

(g)           For the avoidance of doubt, the limitations contained in Sections 11.2(b)(i), (ii), (iii), (iv) and (v) shall not apply to any claims made pursuant to this Section 8.4. The obligations under Section 8.4(a) are not subject to the limitations and qualifications contained in Section 11.1(a), and shall survive the Closing Date until the sixtieth (60th) day after the expiration of the applicable statute of limitations.

8.5           Employees; Employee Benefit Plans.

(a)           Buyer and its Affiliates shall have the right, but not the obligation, in Buyer’s sole and absolute discretion to make offers of employment at any time to any Business Employee.  During the Interim Period, and without limiting Section 7.2 hereof in any way, Seller Parties shall, and shall cause their Affiliates to, provide Buyer and its Affiliates with reasonable access to those facilities and personnel records, to the extent not prohibited by Law, in order to permit them to consider for employment, and to conduct employment interviews with, any of the Business Employees, and shall permit Buyer and its Affiliates to conduct employment interviews with any of the Business Employees on terms reasonably acceptable to Seller Parties and Buyer during the Interim Period, regarding prospective employment with Buyer or its Affiliates after the Closing.

(b)           An offer of employment from Buyer or one of its Affiliates to any Business Employee (i) shall not constitute any Contract (expressed or implied) on the part of Buyer or its Affiliates to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may (in its sole discretion) establish pursuant to individual offers of employment, and (ii) is “at will.”  Nothing in this Agreement will be deemed to prevent or restrict in any way the right of Buyer or its Affiliates to terminate, reassign, promote or demote any of the Hired Employees at any time or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such employees unless otherwise provided in any employment agreement entered into between Buyer or one of its Affiliates and a Hired Employee.  “Hired Employees” means those Business Employees who (A) are employed by either Subsidiary as of the Closing Date and with respect to whom Buyer or one of its Affiliates has not given written notice to any Seller Party or any of their Affiliates prior to the Closing Date that the employment of such individual should not be continued as of or after the Closing Date (the “Acquired Subsidiary Employees”) or (B) timely accept written offers of employment with Buyer or one of its Affiliates in accordance with the terms of such offers and who actually perform services for, and become employees, of Buyer or one of its Affiliates following the effective termination date of such individual’s employment with any Seller Party or any of their Affiliates (as applicable).  Seller Parties shall, and shall cause their Affiliates to, (w) use commercially reasonable efforts to cooperate with and assist Buyer and its Affiliates in their efforts to hire any Business Employees to whom they may make (or may seek to make) offers of employment, subject to the terms of this Agreement, (x) not engage in any conduct, either individually or indirectly in conjunction with or through any other Person, that could reasonably be expected to dissuade or prevent any Business Employee from accepting, or that could reasonably be expected to affect any Business Employee’s ability to accept, any offer of employment or engagement made by Buyer or one of its Affiliates, (y) accept the resignation or terminate the employment of each Hired Employee (other than an Acquired Subsidiary Employee) effective as of the Closing Date and (z) take all necessary action to ensure that, effective as of the Closing Date, the only employees of the Subsidiaries are the Acquired Subsidiary Employees.

(c)           During the Interim Period, Seller Parties shall, and shall cause their Affiliates to, (i) provide written notice to Buyer of any oral or written notice of resignation from employment of any Key Person that any Seller Party or any of their Affiliates receives, within three (3) Business Days after receiving such resignation notice; and (ii) in the event that any Seller Party or any of their Affiliates seeks to terminate or to request the resignation from employment of any Key Person, (A) provide advance written notice to Buyer stating the name, job title and a reasonably detailed description of such Key Person’s duties and the reasons for such termination or resignation, with such notice to be provided to Buyer at least three (3) Business Days prior to any Seller Party or any of their Affiliates delivering to such Key Person any such oral or written notice or request; and (B) without limiting or otherwise affecting any other obligation of any Seller Party under this Agreement, reasonably cooperate with Buyer and its Affiliates as set forth in Section 8.5(b) if any of them is considering making any offer of employment or other engagement to such Key Person.

(d)           Unless authorized in writing in advance by Buyer, Seller Parties shall not, and shall cause their Affiliates not to, take any action, directly or indirectly (through any Third Party or otherwise), that could reasonably be expected to prevent any Hired Employee (or any Business Employee who has received a written offer of employment from Buyer or one of its Affiliates (that has not expired per its terms or been rejected or withdrawn) or who otherwise reasonably could be eligible to become a Hired Employee) from soliciting or originating loans or other related products for or on behalf of Buyer or any of its Affiliates.  Seller Parties shall not, and shall cause their Affiliates not to, take any action, directly or indirectly, to seek to enforce or threaten to take any action of any kind, and hereby waive (on behalf of themselves and each of their Affiliates) any and all rights to enforce, (i) against Buyer or any of its Affiliates, or any Hired Employee, any confidentiality, non-competition, non-solicitation or other similar obligation with respect to the Business (but not, for the avoidance of doubt, with respect to the Excluded Business) that any Hired Employee has, has had or may have had to any Seller Party or any of their Affiliates under any written agreement, Law or otherwise, and (ii) against any of Buyer, any of its Affiliates, any Key Person or any other Business Employee with respect to any conduct by any of them (and in the case of a Key Person or Business Employee, as may be authorized by Buyer or any of its Affiliates) to solicit or encourage any Business Employee to make, consider or accept an offer of employment or other engagement from Buyer or one of its Affiliates.

(e)           The employment of each Acquired Subsidiary Employee shall be automatically continued on the Closing Date.

(f)            After the Closing Date, Seller Parties shall be responsible for providing continuation coverage under their respective group health plan(s) to any “M&A qualified beneficiary” that experiences a “qualifying event” prior to or in connection with the Transactions contemplated by this Agreement in accordance with Part 6 of Title I of ERISA (and any comparable state law).  For purposes of this Section 8.5, the terms “M&A qualified beneficiary” and “qualifying event” shall have the same meanings ascribed to such terms under Treasury Regulations §54.4980B-9, Q&A-4 and §54.4980B-4, Q&A-1, respectively.

(g)           Seller Parties shall, and shall cause their Affiliates to, pay prior to or at the Closing to each Hired Employee (it being agreed that Buyer shall have no Liability or other responsibility therefor), any payments due to such employees, including, to the extent required by Applicable Requirements:  (i) all paid time off, sick time or vacation time that has accrued through the applicable termination date, (ii) all wages, commissions and other remuneration due to Hired Employees (including pursuant to any Applicable Requirement, and in connection with or due with respect to any Mortgage Loan,) with respect to their services as employees of Seller Parties through the applicable termination date, which may include pro rata bonus payments and payments from Seller Benefit Plans as if all benefits were fully vested and due, (iii) all severance payments due to the Hired Employees or other Liability which arises from the termination of the Hired Employees and (iv) any other payments due to a Hired Employee as required under any other Law relating to, resulting from or arising out of such Hired Employee’s employment with any Seller Party or any of their Affiliates.

(h)           Seller Parties shall, and shall cause their Affiliates to, take all actions as may be necessary prior to the Closing to either (i) terminate the Real Estate Title Services, LLC 401(k) Plan (the “RETS 401(k) Plan”) and all Seller Benefit Plans that are sponsored by a Subsidiary or (ii) transfer sponsorship of the RETS 401(k) Plan and all other Seller Benefit Plans that are sponsored by a Subsidiary to any Seller Party or any of their Affiliates, other than the Subsidiaries.

(i)            As soon as administratively practicable following the Closing, Buyer shall provide the Hired Employees with benefits (including retirement and welfare benefits) under Buyer’s benefit plans (the “Buyer’s Plans”), which, when considered as a package with the compensation provided by Buyer to the Hired Employees, shall be comparable in the aggregate to either (i) the compensation and benefits package provided to similarly situated employees of Buyer and its Affiliates or (ii) the compensation and benefits package provided to the Hired Employees immediately prior to the Closing.  For purposes of comparing of the compensation and benefits package provided to the Hired Employees by Buyer following the Closing and as in effect immediately prior to the Closing, equity compensation paid by Seller Parties shall be excluded.  For purposes of the foregoing, Buyer shall treat the prior service of the Hired Employees with any Seller Party or any of their Affiliates, but in any case, only to the extent that such service was recognized for the purpose of the Seller Benefit Plans immediately following the closing of the SurePoint Purchase Agreement, as service rendered to Buyer or its Affiliates, as the case may be, for all comparable employment and employee benefits-related purposes, including for purposes of eligibility, participation, years of seniority, and vesting, under the Buyer’s Plans in which the Hired Employees are covered after the Closing, except that the foregoing shall not apply (i) with respect to benefit accruals under any defined benefit plans or (ii) for purposes of determining whether a Hired Employee is eligible for subsidized retiree medical benefits.

(j)            If Buyer intends to terminate any Hired Employees within the 60-day period following the Closing, then Buyer shall make or shall cause its Affiliates to make any filings and shall deliver any notices required under the WARN Act in connection with the proposed termination of employment, and no Seller Party shall have any Liability under the WARN Act with respect to any such Hired Employee terminated by Buyer or one of its Affiliates.  Buyer or one of its Affiliates shall be solely responsible for any Liability that may accrue under the WARN Act or otherwise to any Hired Employee as a result of any improper or untimely notice required under the WARN Act for “employment loss” that occurs after the Closing Date as a result of the termination of such Hired Employee’s employment with Buyer or one of its Affiliates.

(k)           Without limiting the generality of Section 12.7, nothing herein, express or implied, is intended to, and or shall be construed to, confer or create with respect to any Third Party (including, for the avoidance of doubt, any current or former Business Employee or other employee of any Seller Party or any of their Affiliates) any legal or equitable or other rights or remedies under or by reason of any provision in this Agreement, including any third-party beneficiary rights of any kind or nature, and further including any rights of any Business

Employee, Hired Employee or other individual to seek to enforce any right to compensation, benefits, or any other right or privilege of employment with Buyer or any of its Affiliates.  Nothing in this Section 8.5 shall amend, or be deemed to amend (or prevent the amendment or termination of) any compensation or benefit plan of Buyer or any of its Affiliates.

(l)            From and after the Closing, to the extent requested by Buyer or one of its Affiliates, Seller Parties shall, and shall cause their Affiliates to, execute and deliver to Buyer or one of its Affiliates such documents or instruments as Buyer or one of its Affiliates may reasonably request in order to effectively transfer and assign to Buyer or one of its Affiliates, to the extent assignable in accordance with Law, all rights of Seller Parties and their Affiliates under any non-solicitation, non-competition and confidentiality agreement entered into between any Seller Party or any of their Affiliates, on the one hand, and any Hired Employee, on the other hand; provided, however, that such transfer or assignment shall be solely to the extent that such non-solicitation, non-competition or confidentiality agreement is with respect to the Business; it being understood and agreed that Seller Parties shall continue to have all rights to enforce any non-solicitation, non-competition and confidentiality agreement to protect the Excluded Business.

(m)          For any Hired Employee that is a loan officer, Buyer shall pay commission to such Hired Employee in accordance with Buyer’s policies, as may be in effect from time to time.

8.6           Seller Parties’ Operations After Closing.

(a)           Seller Parties shall, and shall cause their Affiliates to, timely satisfy the Excluded Liabilities in full as and when such Excluded Liabilities are due from the applicable Seller Party or its Affiliate unless being disputed by any Seller Party in good faith.

(b)           Sellers shall not, and shall cause their Affiliates not to, engage in the Competing Business after the Closing Date and during the Restricted Period except to (i) liquidate any such Seller’s loans held for sale or real estate owned properties, (ii) repay such Seller’s warehouse lines of credit and (iii) exercise any creditors’ rights (the actions in clauses (i), (ii) and (iii) collectively, the “Wind Down”); provided, however, that the Wind Down shall be completed no later than 12 months following the Closing Date or such longer time as is necessary for any Seller to complete any actions permitted under this Section 8.6(b).

(c)           From and after the Closing, (i) no Seller shall use the name “Home Loan Center, Inc.” or any variant thereof as part of its name or business or in any other respect except in connection with the Wind Down (including as reasonably necessary for completion of pending foreclosure proceedings), and (ii) Sellers may not sell, assign, license or transfer such names or any variant thereof or any associated trademarks.  At or after the Closing, HLC Inc. shall take all such action as Buyer may reasonably request to transfer the name “Home Loan Center, Inc.” or any variant thereof to Buyer.  Within 180 days following Closing, HLC Inc. shall file with the Secretary of State of California and with each state where it is qualified to do business, a separate Certificate of Amendment (or equivalent document under Law) to remove the name “Home Loan Center, Inc.” from its name, which Certificate of Amendment (or equivalent document) shall be in form and substance reasonably acceptable to Buyer.

(d)           Sellers shall use reasonable efforts to relinquish all of their Licenses with respect to the Business as soon as practicable after the Wind Down, but in no event later than 12 months after the Closing Date, except for those Licenses necessary to maintain any Seller’s corporate existence and those Licenses that Buyer otherwise consents to in writing.

(e)           HLC Inc. shall, and Parent shall cause HLC Inc. to, maintain its corporate existence for a period of at least eighteen (18) months following the Closing Date; provided, however, that any dissolution of HLC Inc. after such date shall not affect any of the obligations of Seller Parties hereunder, including under ARTICLE 11.

8.7           New Mortgage Loan Applications; Seller Pipeline Loans.

(a)           Each Seller Pipeline Loan shall be re-processed and re-underwritten by Buyer in accordance with Law.

(b)           The Parties will cooperate with each other to provide any notices, and to obtain any consents, as may be necessary under Law (including the provisions of the Gramm-Leach-Bliley Act of 1999 relating to the confidentiality of non-public information of a loan applicant and the Fair Credit Reporting Act (“FCRA”) relating to the sharing or transfer of information of a loan applicant contained in a consumer report, as that term is defined under FCRA) in order to transfer and assign the Seller Pipeline Loans, the Loan Files and existing appraisals in respect of Seller Pipeline Loans to Buyer in the manner contemplated by this Agreement and in accordance with the then existing polices and procedures of Buyer related thereto and Law.

(c)           Sellers shall deliver to Buyer at Buyer’s request from time to time, any reports under the Home Mortgage Disclosure Act and any underlying data with respect thereto (so long as permitted under Law), to the extent that Buyer deems such information necessary to permit it to comply with the Home Mortgage Disclosure Act with respect to the Business.  Such information shall be delivered as soon as reasonably practicable, but in any event within twenty (20) days of the later of the filing thereof or the Closing Date.

(d)           Buyer and Sellers shall notify each applicant under the Seller Pipeline Loans of the transfer and assignment of the Seller Pipeline Loans in accordance with Laws.  With respect to any potential Seller Pipeline Loan that has had closing documents sent to the borrower, Sellers shall close and fund each such mortgage loan prior to the Closing Date (taking into account any rescission period required by Law).  No Seller shall schedule a closing with respect to any Seller Pipeline Loan during the three (3) Business Days immediately following the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld.  As promptly as reasonably practicable after the Closing Date or at such other times as may be required by Law, Buyer and Sellers shall jointly notify the appropriate casualty and title insurance companies and agents, escrow companies, credit reporting agencies, appraisers and other service providers that the Seller Pipeline Loans have been transferred, and instruct such entities to deliver all payments, notices, insurance statements and reports to Buyer after the Closing Date.

8.8           Nonassignable Assets.  Nothing in this Agreement nor the consummation of the Transactions shall be construed as an attempt or agreement to assign any Acquired Asset, including any Assumed Contract, Assumed Office Lease or other certificate, approval, authorization or other right included in the Acquired Assets, which by its terms or by Law is not assignable without consent (Acquired Assets that cannot be assigned due to lack of consent, “Nonassignable Assets”) unless and until such consent has been obtained.  Sellers shall, and shall cause their Affiliates to, use its reasonable efforts to obtain at the earliest practical date all consents required to consummate the Transactions.  To the extent permitted by Law, in the event consents cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing Date, by any Seller or the applicable Affiliate of Sellers in trust for Buyer and the covenants and obligations thereunder shall be performed by Buyer in such Seller’s or such Affiliate’s name and all benefits and obligations existing thereunder shall be for Buyer’s account.  Each Seller or the applicable Affiliate of Sellers shall take or cause to be taken such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and each Seller or the applicable Affiliate of Sellers shall promptly pay over to Buyer all money or other consideration received by it after the Closing Date in respect of all Nonassignable Assets.  As of and from the Closing Date, each Seller, on behalf of itself and its Affiliates, authorizes Buyer, to the extent permitted by Law and the terms of the Nonassignable Assets, at Buyer’s expense, to perform all of the obligations and receive all of the benefits of such Seller or its Affiliates under the Nonassignable Assets.

ARTICLE 9.       CLOSING CONDITIONS

9.1           Conditions Precedent to Obligations of Buyer.  Buyer’s obligation to consummate the purchase of the Acquired Assets and the other transactions contemplated to occur in connection with the Closing are subject to the satisfaction of each condition precedent listed below (any or all of which may be waived by Buyer in whole or in part to the extent permitted by Law).

(a)           Accuracy of Representations and Warranties.  Except as would not have, singly or in the aggregate, a Material Adverse Effect, each representation and warranty set forth in ARTICLE 6 (disregarding all materiality or “Material Adverse Change (or Effect)” qualifications set forth therein) shall be true and correct as of the date of this Agreement and through and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct, on and as of such earlier date).

(b)           Compliance with Obligations.  Each Seller Party must have performed and complied in all material respects with all of its covenants to be performed or complied with at or prior to Closing.  Sellers must have delivered all items set forth in Section 4.2(a).

(c)           No Material Adverse Change.  Since the date hereof, there must not have been a Material Adverse Change.

(d)           Consents.  Each consent identified in Schedule 9.1(d) shall have been obtained in a form reasonably acceptable to Buyer and shall be in full force and effect;

(e)           Licenses.  Each License identified in Schedule 9.1(e) shall have been obtained in a form reasonably acceptable to Buyer and shall be in full force and effect.

(f)            Release of Encumbrances.  Sellers shall have delivered evidence that there are no Encumbrances (other than Permitted Encumbrances) on the Acquired Assets (in form and substance reasonably satisfactory to Buyer).

(g)           Certificate of Parent.  Parent shall have delivered to Buyer a certificate, which shall be signed by an officer of Parent, certifying that the conditions set forth in Sections 9.1(a), (b) and (c) have been satisfied.

(h)           No Adverse Litigation or Order.  There must not be any pending or threatened Action by or before any Governmental Authority, arbitrator, or mediator which questions the validity of, or seeks to restrain, prohibit, invalidate, or collect material damages arising out of, the Transactions.  There must not be issued and in effect any Law directly or indirectly restraining or prohibiting the Transactions or imposing any material conditions or limitations on the ability of Buyer to exercise its full rights under this Agreement.

(i)            Parent Stockholder Approval.  The Parent Stockholder Approval shall have been obtained.

(j)            Marketing Consulting Services Agreement.  (i) Parent shall not be in breach of the Marketing Consulting Services Agreement such that Buyer could, with notice or the passing of time, terminate the Marketing Consulting Services Agreement pursuant to Sections 8.02(b) — (d) thereof, and (ii) unless terminated by Buyer pursuant to Section 8.02(a) or by Parent due to a breach by Buyer, the Marketing Consulting Services Agreement shall be in full force and effect.

(k)           Hired Employees.  Each of the hiring benchmarks set forth on Schedule 9.1(k) hereto with respect to Business Employees who are offered employment by Buyer or one of its Affiliates prior to Closing shall have been satisfied, including timely acceptance by the relevant Business Employee of his or her written offer of employment with Buyer or one of its Affiliates and successful satisfaction by each such Business Employee of any and all standard preconditions of the offer of employment made to such Business Employee by Buyer or one of its Affiliates.

(l)            Legal Opinion.  Parent shall have delivered to Buyer a legal opinion, dated as of the Closing Date, as to the matters set forth on Schedule 9.1(l).

(m)          New Investor Arrangements.  Buyer shall have received at least (i) two Bona Fide Proposals from two Tier 1 Investors and (ii) one Bona Fide Proposal from a Tier 2 Investor.

(n)           Directors and Officers.  Sellers shall have taken all necessary action to ensure that, effective as of the Closing, the board of directors (or equivalent governing body) and officers of each Subsidiary shall consist of those individuals identified by Buyer prior to the Closing.

(o)           Elapse of Time.  At least 90 days shall have elapsed since the date of this Agreement.

(p)           Compliance Certificate.  Parent shall have delivered to Buyer a Compliance Certificate certifying as to the portion of the month in which the Closing has occurred, and each of the ratios and other metrics set forth in such Compliance Certificate shall satisfy the required ratio or other metric set forth on Schedule 7.13 (pro rated, as applicable, based on the number of days elapsed in the month in which the Closing occurs).

9.2           Conditions Precedent to Obligations of Seller Parties.  Seller Parties’ obligations to consummate the sale of the Acquired Assets and the other transactions contemplated to occur in connection with the Closing are subject to the satisfaction of each condition precedent listed below (any or all of which may be waived by Parent, in whole or in part to the extent permitted by Law).

(a)           Accuracy of Representations and Warranties.  Except as would not have, singly or in the aggregate, a material adverse effect on the ability of Buyer to consummate the Transactions, each representation and warranty set forth in ARTICLE 5 shall be true and correct as of the date of this Agreement and through and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct, on and as of such earlier date).

(b)           Compliance with Obligations.  Buyer must have performed and complied in all material respects with all of its covenants to be performed or complied with at or prior to Closing.  Buyer must have delivered all items set forth in Section 4.2(b).

(c)           Certificate of Buyer.  Buyer shall have delivered to Sellers a certificate, which shall be signed by an officer of Buyer, certifying that the conditions set forth in Sections 9.2(a) and (b) have been satisfied.

(d)           No Adverse Litigation or Order.  There must not be any pending or threatened Action by or before any Governmental Authority, arbitrator, or mediator which questions the validity of, or seeks to restrain, prohibit, invalidate, or collect damages arising out of, the Transactions.  There must not be issued and in effect any Law directly or indirectly restraining or prohibiting the Transactions or imposing any material conditions or limitations on the ability of Sellers to exercise their full rights under this Agreement.

(e)           Parent Stockholder Approval.  The Parent Stockholder Approval shall have been obtained.

(f)            Marketing Consulting Services Agreement.  Buyer shall not have elected to terminate the Marketing Consulting Services Agreement pursuant to Section 8.02(a) or be in breach of the Marketing Consulting Services Agreement such that Parent could, with notice or the passing of time, terminate the Marketing Consulting Services Agreement.

ARTICLE 10.               TERMINATION

10.1         Termination of Agreement.  The Parties may terminate this Agreement as provided below:

(a)             Buyer and Parent may terminate this Agreement by mutual written consent at any time prior to the Closing.

(b)             Subject to the final sentence of this Section 10.1(b), either Buyer or Parent may terminate this Agreement upon delivery of notice to the other if the Closing has not occurred by the date that is 150 days from the date of this Agreement (the “Initial End Date”); provided, however, that if on the Initial End Date either the FDIC Approval or the Parent Stockholder Approval has not been obtained, then either Buyer or Parent may (by notice delivered to the other on or prior to the Initial End Date) extend the Initial End Date to the date that is 180 days from the date of this Agreement (the latest date to which the Initial End Date may be extended as set forth in this Section 10.1(b), the “End Date”, it being understood that the Initial End Date may also be the End Date if no extensions are made); provided, further, that either Buyer or Parent may terminate this Agreement upon delivery of notice to the other if the Closing has not occurred by any End Date.  For the avoidance of doubt, the Initial End Date is extended pursuant to the foregoing proviso, clause (i) below shall not apply.

(i)            If on the Initial End Date Buyer has not received the Bona Fide Proposals required under Section 9.1(m), then Buyer may (by notice delivered to Parent on or prior to the Initial End Date) extend the Initial End Date to the date that is 180 days after the date of this Agreement; provided, that concurrently with such extension, Buyer shall pay to HLC Inc., by wire transfer of immediately available funds, $2,500,000, which amount shall be credited towards (x) the Closing Payment if the Closing occurs or (y) in the event that the Closing does not occur, the liquidated damages (if any) due to Seller Parties pursuant to Section 10.4; provided further that if on the Initial End Date Buyer has not received the Bona Fide Proposals required under Section 9.1(m) due solely to the failure of clause (b) of the definition of Bona Fide Proposal to be satisfied in one or more proposals received by Buyer, then Buyer may extend the Initial End Date as set forth in this clause (i) without payment of the foregoing amount.

(ii)           If at an End Date that is 180 days after the date of this Agreement Buyer has not received the Bona Fide Proposals required under Section 9.1(m), then Buyer may (by notice delivered to Parent on or prior to the then-applicable End Date) extend the End Date to the date that is 210 days after the date of this Agreement; provided, that concurrently with such extension, Buyer shall pay to HLC Inc., by wire transfer of immediately available funds, $2,500,000, which amount shall be credited towards (x) the Closing Payment if the Closing occurs or (y) in the event that the Closing does not occur, the liquidated damages (if any) due to Seller Parties pursuant to Section 10.4; provided further that if at an End Date that is 180 days after the date of this Agreement Buyer has not received the Bona Fide Proposals required under Section 9.1(m) due solely to the failure of clause (b) of the definition of Bona Fide Proposal to be satisfied in one or more proposals received by Buyer, then Buyer may extend the End Date as set forth in this clause (ii) without payment of the foregoing amount.

(iii)          If at an End Date that is 180 days or more after the date of this Agreement FDIC Approval has not been obtained, then Buyer may (by one or more notices delivered to Parent on or prior to the end of the then-applicable End Date) extend the End Date to the dates that are 210, 240, 270 and 300 days after the date of this Agreement; provided, that such extensions must be exercised one at a time to the next available End Date; and provided further, that concurrently with an extension to the 210th, 240th or 270th day, Buyer shall pay to HLC Inc., by wire transfer of immediately available funds, $1,000,000 (for the avoidance of doubt, such payment is due for each such extension), and concurrently with an extension to the 300th day, Buyer shall pay to HLC Inc., by wire transfer of immediately available funds, $2,000,000 (for the avoidance of doubt, such payment is due in addition to all prior extension payments pursuant to this clause (iii)), each of which amounts shall be credited towards (x) the Closing Payment if the Closing occurs or (y) in the event that the Closing does not occur, the liquidated damages (if any) due to Seller Parties pursuant to Section 10.4.  For the avoidance of doubt, if at an End Date that is 180 days after the date of this Agreement Buyer extends the End Date to the 210th day after the date of this Agreement pursuant to this clause (iii), clause (ii) above shall not apply.

Notwithstanding the foregoing, if, on any date on which Buyer has notified Parent of its election to extend the End Date pursuant to this Section 10.1(b), all of the conditions in Section 9.1 (other than the conditions set forth in Sections 9.1(e) and 9.1(m)) have not been satisfied or waived by Buyer (or are not capable of being satisfied at the Closing), Buyer shall not be required to pay HLC Inc. the applicable amount specified in clause (i), (ii) or (iii) above with respect to such extension.

The right to terminate this Agreement under Section 10.1(b) shall not be available to any Party whose breach (or whose Affiliate’s breach) of a representation, warranty, covenant or obligation contained in this Agreement or the Marketing Consulting Services Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to the End Date.

(c)             Buyer may terminate this Agreement by giving written notice to Parent at any time prior to the Closing if any of the Seller Parties has breached any representation, warranty, covenant or obligation contained in this Agreement in any material respect such that a closing condition cannot be satisfied, and, if reasonably capable of being cured, Seller Parties shall not have cured such breach within fifteen (15) days following written notice from Buyer; provided, that Buyer may not terminate this Agreement under this subclause (c) if Buyer is in material breach of this Agreement.

(d)             Parent may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing if Buyer has breached any representation, warranty, covenant or obligation contained in this Agreement in any material respect such that a closing condition cannot be satisfied, and, if reasonably capable of being cured, Buyer shall not have cured such breach within fifteen (15) days following written notice from Parent; provided, that Parent may not terminate this Agreement under this subclause (d) if a Seller Party is in material breach of this Agreement.

(e)             Either Buyer or Parent may terminate this Agreement if: (i) the Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have received Parent Stockholder Approval at such meeting (including at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this subclause (e) shall not be available to any Party whose breach (or whose Affiliate’s breach) of a covenant or obligation contained in this Agreement has been the cause of or resulted in the failure to receive Parent Stockholder Approval.

(f)              Buyer may terminate this Agreement if (i) at any time prior to the receipt of Parent Stockholder Approval, a Change of Recommendation has occurred or any Seller Party or any of their Affiliates has materially breached Section 7.7(a) or (ii) as of the Initial End Date, Parent or the Board of Directors of Parent, as applicable, has failed to hold the Stockholders’ Meeting, and such failure is due to a material breach by Parent of Section 7.6; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(f)(ii) shall not be available to Buyer if Buyer is then in material breach of any of its obligations under this Agreement.

(g)            Buyer may terminate this Agreement by giving written notice to Parent at any time prior to the Closing if:  (i) any Seller Party or any of their Affiliates (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness outstanding under any Warehousing Agreement or (B) otherwise breaches or fails to observe, perform, maintain or satisfy any other agreement, condition or covenant, including any financial covenant, relating to any such Indebtedness or contained in any Warehousing Agreement or any other instrument or agreement evidencing or securing such Indebtedness or relating thereto, and, in the case of each of sub-clauses (A) and (B), such Seller Party or its Affiliate fails to cure such breach or failure within the applicable grace or cure period with respect thereto, if any, provided that, if the applicable Seller Party or its Affiliate obtains a waiver of, or enters into an amendment to the applicable Warehousing Agreement in order to waive, such breach or failure on terms that are consistent in all material respects with any waiver or amendment received by such Seller Party or its Affiliates since May 1, 2008 under any Warehousing Agreement for similar breaches or failures, Buyer shall not have the right to terminate this Agreement pursuant to this clause (i); (ii) any Seller Party or its Affiliates obtains a waiver of, or enters into any amendment to a Warehousing Agreement that waives, any breach of or failure to observe, perform, maintain or satisfy any agreement, condition or covenant, including any financial covenant, contained in any Warehousing Agreement without the prior written consent of Buyer (such consent not to be unreasonably withheld), other than any waiver (or series of related waivers) that does not materially waive a financial covenant under the applicable Warehousing Agreement for more than one (1) fiscal quarter and any other waiver of, or amendment to, any Warehousing Agreement that is not material to the Business; or (iii) the aggregate amount available for borrowing under the Warehousing Agreements is reduced below $100,000,000 (for purposes of determining availability, utilized credit under the Warehousing Agreements shall not reduce availability).

(h)             Buyer may terminate this Agreement by giving written notice to Parent at any time prior to the Closing if (i) Parent fails to deliver any Compliance Certificate in accordance with Section 7.13 or (ii) any of the ratios or other metrics set forth in a Compliance

Certificate delivered by Parent pursuant to Section 7.13 with respect to any Reference Month does not satisfy the required ratio or other metric set forth on Schedule 7.13.

10.2         Effect of Termination.  Except for Section 8.2, this Section 10.2, Section 10.3, Section 10.4 and ARTICLE 12, if this Agreement is terminated under Section 10.1, then all further obligations of the Parties under this Agreement will terminate.  If this Agreement is terminated because of a breach of this Agreement by the non-terminating Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement are not satisfied as a result of the non-terminating Party’s breach of or failure to comply with its obligations under this Agreement, then the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.  Each Party’s right of termination under Section 10.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.

10.3         Termination Fee.

(a)           If (i) this Agreement is terminated by Buyer or Parent pursuant to Section 10.1(b) or Section 10.1(e) and prior to such termination of this Agreement, an Acquisition Proposal is proposed or publicly disclosed or (ii) this Agreement is terminated by Buyer pursuant to Section 10.1(f), then in any such event Parent shall pay to Buyer a fee of $2,200,000 in cash (the “Termination Fee”), such payment to be made promptly upon termination of this Agreement and in any event within two (2) Business Days after the termination of this Agreement, it being understood that in no event shall Parent be required to pay the Termination Fee on more than one occasion.

(b)           Each of the Parties acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the Parties would not enter into this Agreement.  It is acknowledged and agreed that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Buyer and its Affiliates in the circumstances in which the Termination Fee is payable; provided, however, that the foregoing shall not limit any Party’s rights with respect to any liabilities or damages incurred or suffered by such Party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

10.4         Liquidated Damages.  NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IF (A) THE CLOSING FAILS TO OCCUR ON OR PRIOR TO THE END DATE (AS IT MAY BE EXTENDED PURSUANT TO SECTION 10.1(b)) DUE SOLELY TO (I) BUYER FAILING TO OBTAIN A LICENSE OR APPROVAL OF A GOVERNMENTAL AUTHORITY SET FORTH ON SCHEDULE 9.1(e), OR (II) THE CONDITION SET FORTH IN SECTION 9.1(m) FAILING TO BE SATISFIED OTHER THAN AS A RESULT OF THE FAILURE OF CLAUSE (B) OF THE DEFINITION OF BONA FIDE PROPOSAL TO BE SATISFIED IN ONE OR MORE PROPOSALS RECEIVED BY BUYER (CLAUSE (I) OR (II), (A “BUYER CLOSING CONDITION FAILURE”) AND (B) PARENT IS ENTITLED TO TERMINATE THIS AGREEMENT PURSUANT TO SECTION 10.1(b) or 10.1(d), THEN THE PARTIES ACKNOWLEDGE THAT SELLER PARTIES’ ACTUAL DAMAGES CAUSED BY A BUYER CLOSING CONDITION FAILURE WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE.  THEREFORE, THE PARTIES ACKNOWLEDGE AND AGREE THAT $5,000,000 HAS BEEN AGREED UPON, AFTER

NEGOTIATION, AS THE PARTIES’ REASONABLE ESTIMATE OF SELLER PARTIES’ DAMAGES THAT WOULD BE CAUSED BY A BUYER CLOSING CONDITION FAILURE, AND THAT AN AWARD OF SUCH LIQUIDATED DAMAGES IN THE AMOUNT OF $5,000,000 SHALL BE SELLER PARTIES’ EXCLUSIVE REMEDY AGAINST BUYER AS A RESULT OF A BUYER CLOSING CONDITION FAILURE; PROVIDED, HOWEVER, THAT SUCH AMOUNT SHALL BE REDUCED BY THE AGGREGATE AMOUNTS, IF ANY, PAID BY BUYER TO PARENT PURSUANT TO SECTION 10.1(b) IN CONNECTION WITH EXTENSIONS OF THE END DATE BY BUYER.  BUYER AND SELLER PARTIES ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTOOD THE ABOVE PROVISION COVERING LIQUIDATED DAMAGES, AND THAT EACH PARTY WAS REPRESENTED BY COUNSEL WHO EXPLAINED THE CONSEQUENCES OF THIS LIQUIDATED DAMAGES PROVISION AT THE TIME THIS AGREEMENT WAS EXECUTED.

ARTICLE 11.       INDEMNIFICATION

11.1         Survival.

(a)           The representations and warranties of Buyer and Seller Parties contained in this Agreement shall survive until December 31, 2013; provided, however, that (i) the representations and warranties contained in Sections 5.1 (Organization; Authority; Enforceability), 5.3 (No Finders), 6.1 (Organization; Authority; Enforceability), 6.3 (Capitalization), 6.6 (No Finders), 6.12 (Acquired Assets), 6.20 (Vote Required) and 6.21 (Solvency) shall survive the Closing Date indefinitely, (ii) the representations and warranties contained in Section 6.16 (Tax) shall survive the Closing Date until the sixtieth (60th) day after the expiration of the applicable statute of limitations and (iii) the representations and warranties contained in Section 6.15 (Intellectual Property) shall survive until December 31, 2015.  The representations and warranties set forth in clauses (i) and (ii) of this Section 11.1(a) shall be referred to herein as the “Specified Representations”.  The covenants and other agreements of the Parties contained in this Agreement shall survive the Closing Date until the date, if any, on which they terminate in accordance with their terms.  The period of time during which any representation, warranty, covenant or agreement contained herein survives is referred to herein as the “Survival Period” for such representation, warranty, covenant or agreement.  The Parties specifically and unambiguously intend that the Survival Periods that are set forth in this Section for the representations and warranties contained herein (unless otherwise provided herein) shall replace any statute of limitations for such representations or warranties that would otherwise be applicable (including the statute of limitations prescribed by the law of the State of Delaware).

(b)           Indemnified Persons shall not be entitled to make any claim in respect of any representation, warranty, covenant or agreement after the expiration of its applicable Survival Period, except that any claim initiated by an Indemnified Person in accordance with the requirements hereof prior to the expiration of the applicable Survival Period shall survive until it is settled or resolved pursuant to this Agreement.

11.2         Indemnification by Seller Parties.

(a)           The Seller Parties will jointly and severally indemnify and hold harmless Buyer, its Affiliates and the respective directors, officers and employees of Buyer and its Affiliates (collectively, the “Buyer Indemnified Persons”) from and against, and will reimburse the Buyer Indemnified Persons for, any Losses incurred by the Buyer Indemnified Persons arising from or in connection with:

(i)            any breach of or inaccuracy in any representation or warranty of any Seller Party contained in this Agreement;

(ii)           any breach of any covenant or agreement of any Seller Party contained in this Agreement;

(iii)          any Excluded Liability;

(iv)          any claims by any stockholders or other securityholders of any Seller Party or any of their Affiliates; and

(v)           the failure of any Seller to comply with any applicable bulk sales law, except that this sub-clause (iv) shall not affect the obligation of Buyer to pay and discharge the Assumed Liabilities.

(b)           Notwithstanding Section 11.2(a):

(i)            The Seller Parties together shall only be obligated to indemnify Buyer Indemnified Persons under Section 11.2(a)(i) if the aggregate amount of Losses claimed under Section 11.2(a)(i) exceeds $500,000 (the “Basket Amount”), but if the aggregate of all Losses of the Buyer Indemnified Persons claimed under Section 11.2(a)(i) exceeds the Basket Amount, then the Seller Parties together shall be obligated to indemnify the Buyer Indemnified Persons only to the extent that such Losses exceed the Basket Amount; provided, however, that the Basket Amount shall not apply to any Losses arising out of a breach of or inaccuracy in any of the Specified Representations that are made by Sellers;

(ii)           the maximum aggregate indemnification obligation of the Seller Parties together under Section 11.2(a)(i) (other than for breaches of (A) Specified Representations that are made by Seller Parties, as to which there shall be no limitation, and (B) the representations and warranties contained in Section 6.15, as to which clause (iii) shall apply) shall be $10,000,000 (the “General Cap Amount”);

(iii)          the maximum aggregate indemnification obligation of the Seller Parties together under Section 11.2(a)(i) with respect to the representations and warranties contained in Section 6.15 shall be $20,000,000;

(iv)          the maximum aggregate indemnification obligation of the Seller Parties together under clauses (ii) and (iii) of this Section 11.2(b) (other than for breaches of Specified Representations that are made by Seller Parties, as to which there shall be no limitation) shall be $20,000,000; and

(v)           the maximum aggregate indemnification obligation of the Seller Parties together under Section 11.2(a) (other than with respect to the Excluded Liabilities and the Specified Representations that are made by Seller Parties, as to which there shall be no limitation) shall be the Purchase Price.

11.3         Indemnification by Buyer.

(a)           Buyer will indemnify and hold harmless the Seller Parties and their respective Affiliates, directors, officers and employees (collectively, the “Seller Indemnified Persons”) from and against, and will reimburse the Seller Indemnified Persons for, any Losses incurred by the Seller Indemnified Persons arising from or in connection with:

(i)            any breach of or inaccuracy in any representation or warranty of Buyer contained in this Agreement;

(ii)           any breach of any covenant or agreement of Buyer contained in this Agreement; and

(iii)          any Assumed Liability.

(b)           Notwithstanding Section 11.3(a)(i):

(i)            Buyer shall only be obligated to indemnify the Seller Indemnified Persons under Section 11.3(a)(i) if the aggregate amount of Losses claimed under Section 11.3(a)(i) exceeds the Basket Amount, but if the aggregate of all Losses of the Seller Indemnified Persons under Section 11.3(a)(i) exceeds the Basket Amount, then Buyer shall be obligated to indemnify the Seller Indemnified Persons only to the extent that such Losses exceed the Basket Amount; provided, however, that the Basket Amount shall not apply to any Losses arising out of a breach of any of the Specified Representations that are made by Buyer; and

(ii)           the maximum aggregate indemnification obligation of Buyer under Section 11.3(a)(i) (other than for breaches of Specified Representations that are made by Buyer) shall be the General Cap Amount; and

(iii)          the maximum aggregate indemnification obligation of Buyer under Section 11.3(a) (other than with respect to the Assumed Liabilities and the Specified Representations that are made by Buyer, as to which there shall be no limitation) shall be the Purchase Price.

11.4         Third Party Claims.

(a)           Promptly after receipt by a Person entitled to indemnity under Section 11.2 or 11.3 (an “Indemnified Person”) of notice of the assertion of a Third Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third Party Claim; provided, that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any Liability that it may have to any Indemnified Person, except to the extent of actual prejudice due to the Indemnified Person’s failure to give such notice.

(b)           If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 11.4(a) of the assertion of a Third Party Claim, then, subject to Section 11.4(c), the Indemnified Person shall be entitled, to the extent that it wishes, to assume the defense and control of such Third Party Claim with counsel of its own choosing.  If the Indemnified Person assumes the defense of a Third Party Claim, then no compromise or settlement of such Third Party Claim may be effected by the Indemnified Person without the Indemnifying Person’s consent, which consent shall not be unreasonably withheld.  Notwithstanding the foregoing, the Indemnified Person shall have the right to compromise or settle any such Third Party Claim without such consent; provided, that, in such event, the Indemnified Person shall waive any right to indemnity therefor hereunder unless such consent is unreasonably withheld.

(c)           If any Third Party Claim is solely for money damages then the Indemnifying Party shall be entitled, to the extent that it wishes, to assume the defense and control of such Third Party Claim with counsel of its own choosing.  If the Indemnifying Person assumes the defense of a Third Party Claim, then (i) no compromise or settlement of such Third Party Claim may be effected by the Indemnifying Person without the Indemnified Person’s consent unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person, and (ii) the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this ARTICLE 11 for any fees of the Indemnified Person’s counsel incurred in connection with the defense of such Third Party Claim following the date on which the Indemnifying Party notifies the Indemnified Person that it is assuming the defense thereof.  Notwithstanding the Indemnifying Person assuming the defense of any such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such Third Party Claim, and the Indemnifying Party shall bear the fees and expenses of such separate counsel, if the Indemnified Party shall have determined in good faith, based on the advice of counsel, that counsel for the Indemnifying Party could not adequately represent the interests of the Indemnified Party because of an actual or potential conflict of interest.  If notice is given to an Indemnifying Person of the assertion of any such Third Party Claim and the Indemnifying Person does not, within ten (10) days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of the Indemnifying Person’s election to assume the defense and control of such Third Party Claim, then the Indemnifying Person will be bound by any determination made in such Third Party Claim or any compromise or settlement effected by the Indemnified Person.

(d)           With respect to any Third Party Claim subject to indemnification under this ARTICLE 11:  (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third Party Claim and any related Actions at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree (each at its own expense, subject to the Indemnified Person’s right to be reimbursed for such expenses in accordance with this ARTICLE 11) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third Party Claim.

(e)           With respect to any Third Party Claim subject to indemnification under this ARTICLE 11, the Parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges of the other Party.  In connection therewith, each Party agrees that:  (i) it will use its reasonable efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with Law and rules of procedure); and (ii) all communications between any Party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

11.5         Other Claims.  A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Party from whom indemnification is sought.  No Person shall be liable for any claim for indemnification under Section 11.2 or 11.3 above unless written notice specifying in reasonable detail the nature of the claim for indemnification is delivered by the Person seeking indemnification to the Person from whom indemnification is sought prior to the expiration of the Survival Period, in which case the representation, warranty, covenant or agreement which is the subject of such claim shall survive, to the extent of such claim only, until such claim is resolved, whether or not the amount of the Losses resulting from such breach has been finally determined at the time the notice is given.

11.6         Limitations.

(a)           In calculating any Losses, there shall be deducted any insurance proceeds, indemnification, contribution or other similar payment actually recovered by the Indemnified Person or any Affiliate thereof from any Third Party with respect thereto (net of all costs and expenses, including any deductible amounts and increases in premiums, incurred in connection with such recovery); provided, however, that in no event shall an Indemnified Person be required to pursue any claim under an insurance policy to recover any Losses suffered hereunder.

(b)           Except for claims based on actual fraud or intentional misrepresentation, remedies that cannot be waived as a matter of Law and injunctive relief and provisional relief, if the Closing occurs, then this ARTICLE 11 shall be the sole and exclusive remedy for any breach of any representation, warranty, agreement or covenant contained herein, or otherwise in respect of the Transactions; provided, however, that disputes arising out of the Lead Sale Agreement, Marketing Consulting Services Agreement and Transition Services Agreement shall be handled pursuant to such agreements and not this Agreement.

11.7         Mitigation.  Each of the Parties agrees to take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses that are indemnifiable hereunder; provided, however, that in no event shall an Indemnified Person be required to pursue any claim under an insurance policy to recover any Losses suffered hereunder.

11.8         Subrogation.  Upon making any payment to an Indemnified Person for any indemnification claim pursuant to this ARTICLE 11, the Indemnifying Person shall be subrogated, to the extent of such payment, to any rights which the Indemnified Person may have against any insurer with respect to the subject matter underlying such indemnification claim and the Indemnified Person shall assign any such rights to the Indemnifying Person.

11.9         Set-off and Withholding.

(a)           If on the first or second anniversary of the Closing Date a Buyer Indemnified Person has an indemnity claim pursuant to this ARTICLE 11 that has been resolved in accordance with this Agreement, but which has not been paid by Seller Parties, then Buyer may set-off from the payments owed pursuant to Sections 3.1(b) or 3.1(c) an amount equal to the agreed-upon amount of such indemnity claim.

(b)           If on the first or second anniversary of the Closing Date a Buyer Indemnified Person has an indemnity claim pursuant to this ARTICLE 11 that has not been resolved in accordance with this Agreement, then Buyer may withhold from the payments owed pursuant to Sections 3.1(b) or (c) an amount equal to Buyer’s good faith estimate of the amount of such indemnity claim so long as, by the first anniversary of the Closing Date (if Buyer is withholding such amount from the payment due under Section 3.1(b)) or second anniversary of the Closing Date (if Buyer is withholding such amount from the payment due under Section 3.1(c)), Buyer (a) files a formal arbitration claim with the arbitrator pursuant to Section 12.9 and (b) deposits the amount so withheld with the Escrow Agent pursuant to the Escrow Agreement.

11.10       Materiality.  Notwithstanding anything in this Agreement to the contrary, solely for purposes of determining whether a breach of any representation or warranty has occurred, or whether an inaccuracy in any representation or warranty exists, all of the representations and warranties set forth in this Agreement that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect”, “Material Adverse Change” or words of similar import or effect shall mean that the representation or warranty is not breached or inaccurate unless the Losses arising from or in connection with such breach of or inaccuracy in such representation or warranty (or the Losses arising from or in connection with a series of breaches or inaccuracies arising from the same facts, events or circumstances) exceeds $50,000.  Notwithstanding anything in this Agreement to the contrary, solely for purposes of determining the amount of Losses arising from or in connection with any breach of, or inaccuracy in, any representation or warranty (or the Losses arising from or in connection with a series of breaches or inaccuracies arising from the same facts, events or circumstances), all of the representations and warranties set forth in this Agreement that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect”, “Material Adverse Change” or words of similar import or effect shall be ignored.  Notwithstanding anything to the contrary herein, this Section 11.10 shall not affect the meaning of “Material Adverse Effect” or “Material Adverse Change” except for the limited purpose of determining indemnity as specified herein.  Without limiting the generality of the immediately preceding sentence, the Parties acknowledge and agree that for purposes of determining whether the conditions set forth in Sections 9.1(a) and 9.1(c) have been satisfied, the terms “Material Adverse Effect” and “Material Adverse Change” shall be given the meaning set forth in Section 1.1 without regard to anything to the contrary in this Section 11.10.

ARTICLE 12.       MISCELLANEOUS

12.1         Entire Agreement.  This Agreement (together with the Disclosure Schedule, Exhibits and other Transaction Documents) supersedes all prior agreements, representations and warranties, whether written or oral, of the Parties with respect to the subject matter contained herein or therein (including the Confidentiality Agreement, any letter of intent, indication of interest, term sheet or the like between Buyer or any of its Affiliates, on the one hand, and Seller, Parent or any of their Affiliates, on the other hand) and constitutes a complete and exclusive statement of the terms of the agreement among the Parties with respect to its subject matter.

12.2         Notices.  All notices, consents and other communications required or permitted by this Agreement shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid), (b) sent by facsimile or e-mail, or (c) sent by registered or certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a Party may designate by notice to the other Party):

Buyer:

Discover Bank
12 Read’s Way
New Castle, DE 19720
Attention: Mike Rickert
Fax: (302) 323-7393

with copies (which shall not constitute notice) to:

Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015
Attention: Kelly McNamara Corley
Fax: (224) 405-4584

and

Sidley Austin LLP
One South Dearborn Street
Chicago, IL  60603
Attention:  Paul L. Choi
Fax:  (312) 853-7036
Email:  pchoi@sidley.com

HLC Inc. (prior to the Closing):

Home Loan Center, Inc.
163 Technology Drive
Irvine, California 92618

Attention: Doug Lebda
Fax: (949) 579-8677
Email: Doug.Lebda@lendingtree.com

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
333 S. Hope Street, 48th Floor
Los Angeles, CA 90071
Attention: David Sands
Fax:  (213) 620-1398
Email:  dsands@smrh.com

HLC Inc. (after the Closing):

Home Loan Center, Inc.

c/o Tree.com, Inc.
11115 Rushmore Drive

Charlotte, North Carolina 28277
Attention: Douglas Lebda
Fax: 949-255-5155
Email: Douglas.Lebda@lendingtree.com

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
333 S. Hope Street, 48th Floor
Los Angeles, CA 90071
Attention: David Sands
Fax:  (213) 620-1398
Email:  dsands@smrh.com

Parent:

Tree.com, Inc.
11115 Rushmore Dive.

Charlotte, North Carolina 28277
Attention: Douglas Lebda
Fax: 949-255-5155
Email: Douglas.Lebda@lendingtree.com

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
333 S. Hope Street, 48th Floor
Los Angeles, CA 90071
Attention: David Sands

Fax:  (213) 620-1398
Email:  dsands@smrh.com

All notices, consents, waivers and other communications shall be deemed to have been duly given (as applicable):  if delivered by hand, when delivered by hand; if delivered by overnight service, when delivered by nationally recognized overnight service; if delivered by courier, when delivered by courier; if sent via registered or certified mail, five (5) Business Days after being deposited in the mail, postage prepaid; or if delivered by email or facsimile, when received by the recipient prior to 5:00 p.m. local time for the recipient (and if received by the recipient after 5:00 p.m. local time for the recipient, then delivery will be deemed duly given at 9:00 a.m. local time for the recipient on the subsequent Business Day).

12.3         Modifications; Waiver.  No provision of this Agreement may be amended, supplemented or otherwise modified except by a written agreement mutually executed by the Parties (except for assignments as permitted hereunder).  Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the Party or Parties entitled to the benefit thereof.  Any such wavier shall be validly and sufficiently authorized for purposes of this Agreement if, as to any Party, it is authorized in writing by an authorized representative of such Party.  Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by Law, (a) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (b) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the other Transaction Documents.

12.4         Expenses.  Each Party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of the Transaction Documents and the Transactions, including all fees and expenses of its Representatives.  If this Agreement is terminated, the obligation of each Party to pay its own fees and expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other Party.

12.5         Access to Records and Employees after Closing.

(a)           For a period of seven (7) years after the Closing Date each Party shall have reasonable access to all of the books and records included in the Acquired Assets; provided, however, that a Seller Party shall have such access only to the extent that such access may reasonably be required by such Seller Party in connection with matters relating to the Business prior to the Closing, including the preparation of such Seller Party’s financial reports or Tax Returns, any Tax audits and the defense or prosecution of litigation (including arbitration or mediation).  Such access shall be afforded by the other Party upon receipt of reasonable advance notice and during normal business hours.  Each Party, as applicable, shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 12.5(a).  In addition, if any Party desires to dispose of any of such books or records prior to the expiration of such seven (7) year period, then such Party shall, prior to such disposition, give each other

Party a reasonable opportunity, at such other Party’s expense, to segregate and remove such books and records as such other Party may select.

(b)           For a period of seven (7) years after the Closing Date, the Seller Parties shall, and shall cause their controlled Affiliates to, provide Buyer and its Affiliates reasonable access to, and to furnish, any books, records and other information retained by Seller Parties or any of their controlled Affiliates relating to the Business, as Buyer or its Affiliates may reasonably request, including any information concerning Business Employees.  Such access shall be afforded by Seller Parties or their controlled Affiliates upon receipt of reasonable advance notice and during normal business hours.  Buyer shall be solely responsible for any reasonable costs or expenses incurred by it pursuant to this Section 12.5(b).  If any Seller Party or any of their Affiliates desires to dispose of any of such books, records or other information prior to the expiration of such seven (7) year period, then Parent shall, prior to such disposition, give Buyer and its Affiliates a reasonable opportunity, at Buyer’s expense, to segregate and remove such books, records and other information as Buyer or its Affiliates may select.

(c)           Buyer shall provide to Seller Parties, reasonable assistance, at a Seller Party’s actual expense, by providing employees of Buyer to act as witnesses and preparing documents, reports and other information requested by such Seller Party in support of the activities described in Section 12.5(a).

(d)           Notwithstanding anything to the contrary herein, Seller Parties may retain copies of any Contracts, documents or records:  (i) for archival purposes, to the extent required by Seller Parties’ document retention policy, (ii) which primarily relate to properties or activities of Seller Parties other than the Business, (iii) which are required to be retained pursuant to any Law or (iv) for financial reporting purposes in order to satisfy applicable requirements of the SEC.

12.6         Public Announcements.  Any public announcement, press release or similar publicity with respect to this Agreement, the other Transaction Documents or the Transactions will be issued only with the prior written consent of Parent and Buyer, except as and to the extent that any Party shall be obligated by Law or applicable securities exchange rules, in which case the other Party shall be advised and the Parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued.

12.7         Assignments, Successors and No Third Party Rights.  Prior to the Closing, no Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties, except that Buyer may, so long as Buyer remains liable hereunder:  (i) assign any of its rights and delegate any of its obligations under this Agreement to (A) any Third Party in connection with a sale of all or substantially all of its assets, sale of its equity interests, change of control or similar transaction, or (B) any Affiliate of Buyer, (ii) assign the right to acquire the equity interests of the Subsidiaries and/or the assets of HLC Escrow to an Affiliate of Buyer, and (iii) collaterally assign its rights hereunder to any financial institution providing financing in connection with the Transactions.  Following the Closing, any Party may assign any of its rights hereunder, but no such assignment shall relieve it of its obligations hereunder.  Any other purported assignment without written consent of the other Parties shall be void and of no effect.  Subject to the foregoing, this Agreement will apply to, be binding in all respects upon and inure to the sole benefit of the successors and permitted assigns of the Parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 12.7 and except for the Buyer Indemnified Persons and the Seller Indemnified Persons.

12.8         Severability.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under Law, but if any provision of this Agreement is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable, unless such a construction would be unreasonable.  The Parties further agree to replace such invalid or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the economic and business purposes of such invalid or unenforceable provision; provided, that such replacement shall not result in a materially adverse impairment of the rights or obligations of any Party.

12.9         Governing Law; Arbitration.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its conflict of law principles.  All disputes, controversies and claims between the Parties, arising out of or relating to this Agreement, including those involving its interpretation, the obligations of a Party hereto, or the breach thereof, will be resolved by binding arbitration, to be administered in Delaware by the American Arbitration Association (“AAA”) in accordance with the AAA Commercial Arbitration Rules then in effect (the “AAA Rules”).  Notwithstanding the foregoing, this Section shall not preclude the Parties from seeking interim provisional, injunctive or other equitable remedies.  Each of the Parties irrevocably submits to the jurisdiction of the state and Federal courts, located in Delaware in conjunction with an application for an interim provisional, injunctive or other equitable remedy or for enforcement of this arbitration provision or an award rendered hereunder.  There will be one arbitrator selected pursuant to the AAA Rules.  The arbitrator shall be bound to apply the applicable substantive law set forth herein to each dispute.  The arbitrator shall have the authority to award any remedy that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction. The arbitrator shall issue a statement of decision in accordance with the express terms of the Agreement and shall take into account usages of the trade applicable to the Agreement.  The arbitrator is not empowered to alter, amend, modify or change any of the terms of this Agreement.  The Parties shall make the arbitrator aware of this Section 12.9 before the start of any arbitration proceedings.  The dispute resolution proceedings and discovery shall be conducted expeditiously.  Without limiting the foregoing, to the extent practical and in the interests of justice, it is intended by the Parties that the arbitration hearing for the dispute be completed within ninety (90) days after the selection of the arbitrator.  The costs of the arbitration shall be borne by the non-prevailing Party, as determined by the arbitrator, and the prevailing Party in the arbitration shall be awarded its fees and costs (including reasonable attorneys’ fees).  Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.  Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, to obtain an interim remedy or as otherwise required by Law, neither a Party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both Parties.  Notwithstanding the choice of law provision included in this Agreement, the United States Federal Arbitration Act shall govern the interpretation and enforcement of this arbitration provision.

12.10       Attorneys’ Fees.  If any Action is brought for the enforcement of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that Action (including costs of collection), in addition to any other relief to which it may be entitled.

12.11       Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

12.12       Execution of Agreement.  This Agreement may be executed in two or more counterpart signature pages executed and delivered via facsimile transmission or via email with scan or email attachment.  Any such counterpart executed and delivered via facsimile transmission or via email with scan or email attachment will be deemed an original for all intents and purposes.  All such counterparts shall together constitute one and the same instrument and shall become binding when two or more counterparts have been signed by each of the Parties and delivered to each other Party.

12.13       Interpretation.

(a)           Each Party acknowledges that it has consulted with, or has been afforded the opportunity to consult with, counsel of its own choosing in connection with the drafting, negotiation and execution of this Agreement and that it enters into this Agreement of its own free will and as its independent act.  The language used in this Agreement has been chosen by the Parties to express their mutual intent, and no rule of construction shall be applied against or in favor of either Party, and no Party shall be deemed the drafter of this Agreement, and the Parties all waive any statute, principle or rule of law to the contrary.

(b)           In this Agreement, unless a clear contrary intention appears:

(i)            the singular number includes the plural number and vice versa and reference to any gender includes each other gender;

(ii)           reference to any Person includes such Person’s predecessors, successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(iii)          the headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation;

(iv)          all references to “Articles,” “Sections,” “Schedules” and “Exhibits” refer to the corresponding Articles, Sections, Schedules and Exhibits of this Agreement, unless otherwise stated;

(v)           “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vi)          reference to any agreement, document or instrument (including any Transaction Document) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(vii)         reference to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules or regulations promulgated thereunder;

(viii)        references to documents, instruments or agreements (including this Agreement) shall be deemed to refer as well to all addenda, exhibits, schedules, restatement, supplements or amendments thereto;

(ix)           “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding the word “including”;

(x)            where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner;

(xi)           “or” is used in the inclusive sense of “and/or”;

(xii)          with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(xiii)         the measure of a period of one (1) month or year for purposes of this Agreement shall be the date of the following month or year corresponding to the starting date; provided, that if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1);

(xiv)        references to amounts of money expressed in dollars are references to United States dollars, unless express reference is made to currency of another country;

(xv)         all references to “made available to Buyer” shall refer to any item in the data site hosted by Deal Interactive as of the date that is three (3) Business Days prior to the date hereof; and

(xvi)        all accounting terms used herein shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with GAAP.

(c)           The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if it was set forth verbatim herein.  Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to vary the definition of “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not material for purposes of this Agreement.  The inclusion of any specific item in the Disclosure Schedule shall not imply that such item is or is not in the ordinary course of business, and no Party shall use the fact that such item was or was not set forth in the Disclosure Schedule as evidence that such item is or is not in the ordinary course of business.  The disclosures in any Schedule of the Disclosure Schedule, and those in any supplement thereto, relate to the representations and warranties in the Section or paragraph of the Agreement to which such Schedule of the Disclosure Schedule expressly relates and shall be deemed to be disclosed and incorporated into any other Schedule of the Disclosure Schedule to the extent the relevance of such information is readily apparent on its face without further inquiry.

12.14       Remedies. Seller Parties and Buyer acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by any of the Parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, may not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by any party of any covenant or obligation contained in this Agreement, notwithstanding anything to the contrary herein to the contrary, Seller Parties or Buyer shall be entitled to obtain, without proof of actual damages or the insufficiency of monetary damages (and in addition to any other remedy to which such party may be entitled at law or in equity): (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach.  Seller Parties and Buyer hereby waive any requirement for the securing or posting of any bond in connection with any such remedy.

[Signatures on the Following Page(s)]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be entered into as of the date first above written.

Discover Bank

By:	/s/ Christina Favilla
Name:	Christina Favilla
Title:	President

Home Loan Center, Inc.

By:	/s/ David Norris
Name: David Norris
Title: President

Tree.com, Inc.

By:	/s/ Douglas Lebda
Name: Douglas Lebda
Title: Chairman of the Board and Chief Executive Officer

HLC Escrow, Inc.

By:	/s/ David Norris
Name: David Norris
Title: President

LendingTree, LLC

By:	/s/ Douglas Lebda
Name: Douglas Lebda
Title: President and Director

EXHIBIT A

Assignment and Assumption Agreement

[Filed Separately as Exhibit 2.2]

EXHIBIT B

Bill of Sale

[Filed Separately as Exhibit 2.3]

EXHIBIT C

Escrow Agreement Terms

[Filed Separately as Exhibit 2.4]